SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL records net income of de R$233.4 million in the 3Q14

Curitiba, Brazil, Nov 13, 2014 – Companhia Paranaense de Energia - Copel (NYSE: ELPVY, ELP / LATIBEX: XCOP / BM&FBovespa: CPLE3, CPLE5, CPLE6), a company that generates, transmits, distributes and sells power, announces its results for the 3rd quarter of 2014. Copel’s consolidated balance sheet presents the figures of its wholly owned subsidiaries, controlled companies and investees. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with accounting practices adopted in Brazil.

Highlights

      Anticipation of R$380.8 million in dividends and IOC - 50% of adjusted net income for the 1H14;

      Net income totaled R$233.4 million in 3Q14;

      Net revenue increased by 42.5%;

      Cost of energy purchased increased by 57.3%;

      EBITDA stood at R$495.8 million in 3Q14, 7.0% up on 3Q13;

      Copel Distribuição’s Captive Market grows 3.1% in the period.

3Q14 Results Conference Call

Tuesday, November 18, 2014, at 3:00 p.m. (Brasília time)

Telephone (+1 516) 300 1066

Code: COPEL
Quotes - 09/30/2014

Ticker	Price	Var. [1]
CPLE3	R$ 23.37	4.8%
CPLE6	R$ 33.34	9.2%
ELP	US$ 13.67	4.0%
XCOP	€ 10.89	14.6%
Index	Points	Var. [1]
Ibovespa	54,116	5.1%
IEE	27,596	5.1%
Dow Jones	14,042	-15.3%
Latibex	2,200	6.0%
[1] in 2014
Market value 09/30/2014

R$ 7.7 billion

	3Q14 (1)	2Q14 (2)	3Q13 (3)	Var. % (1/3)	9M14 (4)	9M13 (5)	Var. % (4/5)
Operating Revenues (R$ million)	3,287	3,118	2,255	45.8	9,456	6,736	40.4
Operating Income (R$ million)	325	355	399	(18.5)	1,496	1,360	10.0
Net Income (R$ million)	233	248	273	(14.5)	1,065	923	15.3
Earnings per share (R$)	0.40	0.42	0.46	(14.5)	1.80	1.56	15.3
EBITDA (R$ million)	496	467	463	7.0	1,821	1,567	16.2
Return on Shareholders' Equity (annualized)	7.4%	7.9%	9.1%	(18.7)	11.1%	10.1%	10.4
Energy Supply (GWh)	6,889	7,231	6,727	2.4	20,952	20,131	4.1
Capex¹	849	545	369	130.2	1,850	1,070	72.9
EBITDA Margin	15.1%	15.0%	20.5%	(26.6)	19.3%	23.3%	(17.2)
Operating Margin	9.9%	11.4%	17.7%	(44.1)	15.8%	20.2%	(21.6)
Net Margin	7.1%	8.0%	12.1%	(41.3)	11.3%	13.7%	(17.8)
Values subject to rounding adjustments.
¹ Includes contributions and advances for future investments and capital increases.

Average Rates (BRL / MWh)	Sep/14	Jun/14	Mar/14	Dec/13	Sep/13	Jun/13
Power Purchase Average Rate - Copel Distribuição	185.94	174.40	144.37	132.65	132.57	129.59
Retail Average Rate - Copel Distribuição	282.48	225.56	226.12	225.33	227.53	206.15
Sales to Distributors Average Rate - Copel GeT	154.32	150.56	147.72	125.18	123.81	121.34

Indicators	Sep/14	Jun/14	Mar/14	Dec/13	Sep/13	Jun/13
Equity	13,753	13,520	13,503	12,929	13,116	12,942
Net debt	3,170	3,103	2,817	2,280	1,370	1,066
Book Value per Share	50.26	49.41	49.34	47.24	47.93	47.29
Net debt/ Shareholders' Net Equity	41.1%	42.2%	33.6%	35.1%	26.8%	25.2%
Current Liquidity	1.4	1.7	1.5	1.4	1.5	1.6

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	8
2.1 Operating Revenues	8
2.2 Operating Costs and Expenses	9
2.3 Equity in the Earnings of Subsidiaries	11
2.4 EBITDA	11
2.5 Financial Result	12
2.6 Consolidated Net Income	12
2.7 Consolidated Income Statement	13
3. Balance Sheet	13
3.1 Assets	13
3.2 Liabilities	17
3.3 Debt and Shareholders’ Equity	18
4. Performance by Subsidiary	20
4.1 Generation and Transmisssion	20
4.2 Distribution	21
4.3 Telecommunications	22
5. Investment Program	23
6. Power Market and Tariffs	23
6.1 Captive Market	23
6.2 Grid Market (TUSD)	24
6.3 Electricity Sales to Final Customers	25
6.4 Total Energy Sold	25
6.5 Energy Flows	26
6.6 Tariffs	29
7. Capital Market	30
7.1 Capital Stock	30
7.2 Stock Performance	30
7.3 Dividends and Interest on own Capital	32
8. Operating Performance	33
8.1 Generation	33
8.2 Transmission	37
8.3 Distribution	38
8.4 Telecommunications	40
8.5 Equity Interests	41
8.6 New Projects	42
9. Supplementary Information	45
9.1 Human Resources	45
9.2 Main Operational Indicators	46
9.3 3Q14 Results Conference Call	47
Exhibit I – Consolidated Financial Statements	48
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	49
Exhibit III – Financial Statements by Company	52

s subject to rounding.

1. Main Events in the Period

Copel’s net income totaled R$233.4 million in 3Q14, 14.5% less than the R$273.0 million recorded in 3Q13, due to (a) the 57.3% increase in costs with electricity purchased for resale, and (b) the higher costs with natural gas and supplies for the gas business due to the order related to the Araucária Thermal Power Plant, partially offset by the higher revenue, as a result of (a) the 24.86% tariff Copel Distribuição’s increase as of June 24 and (b) the sale of energy produced by the Araucária Thermal Power Plant in the spot market. In the first nine months, Copel posted net income of R$1,064.8 million, 15.3% more than in 9M13. For further information, please refer to item 2.

CVA Effects

If the regulatory assets and liabilities were recognized, the gross effect of changes to the Account for Compensation of Portion A (CVA) on Copel Distribuição’s result would be a negative R$62.0 million in 3Q14 (versus a negative R$18.2 million in 3Q13). In the 9M14, the gross effect of CVA was a positive R$469.6 million, versus a positive R$96.5 million in 9M13, as shown below:

R$ '000
	3Q14 (1)	2Q14 (2)	3Q13 (3)	Var. % (1/3)	9M14 (4)	9M13 (5)	Var. % (4/5)
CVA - Gross Efect (R$ million)	(62.0)	266.3	(18.2)	-	469.6	96.5	386.6
Copel Distribuição
EBITDA (R$ million)	158.2	(295.5)	41.8	278.7	(158.0)	37.4	-
EBITDA Adjusted (R$ million)	96.2	(29.2)	23.6	307.3	311.6	133.9	132.7
Copel Consolidated
EBITDA (R$ million)	495.8	466.8	463.3	7.0	1,821.2	1,567.1	16.2
EBITDA Adjusted (R$ million)	433.8	733.1	445.1	(2.5)	2,290.7	1,663.6	37.7

For further information on CVA, please refer to Note 37 in our Quarterly Information.

Dividends and Interest on Own Capital

On October 24, 2014, at the 126th Extraordinary Meeting, the Board of Directors approved the payment of R$380.8 million related to the anticipated payment of dividends and interest on own capital (IOC) for fiscal year 2014, corresponding to 50% of first-half adjusted net income, as follows: (i) R$350.8 million as dividends, and (ii) R$30.0 million as IOC, to be paid as of November 21, 2014 to the shareholders of record on November 06, 2014.

Araucária Thermal Power Plant

Result – In 3Q14, UEGA’s consolidated net revenue totaled R$465.8 million, while net income stood at R$72.1 million and EBITDA came to R$102.6 million. In 9M14, UEGA’s net revenue amounted to R$1,508.9 million, while EBITDA totaled R$436.5 million and net income stood at R$316.9 million. The TPP´s dispatch was 2,325,549 MWh, wich represents a production 402,1 average MW.

3

s subject to rounding.

The amount of produced energy is shown below:

Variable Unit Cost (CVU) – On October 13, 2014, through Order 4,119, Aneel approved the amount of R$530.08/MWh for VUC of the Araucária Thermal Power Plant as of September 01, 2014. In the first nine months, VUC of the Thermal Plant changed as shown in the chart below:

			GWh
From		To	R$/MWh	Aneel Order
2/1/2014	-	07/02/2014	695.18	233 of 01/31/2014
2/8/2014	-	2/28/2014	686.27	275 of 02/05/2014
3/1/2014	-	3/31/2014	695.81	476 of 02/27/2014
4/1/2014	-	4/30/2014	695.81	1134 of 04/07/2014
5/1/2014	-	5/30/2014	695.81	1134 of 04/07/2014
5/31/2014	-	5/31/2014	534.77	1689 of 05/30/2014
6/1/2014	-	6/30/2014	569.38	4079 of 10/09/2014
7/1/2014	-	7/31/2014	570.80	4079 of 10/09/2014
8/1/2014	-	8/31/2014	536.21	3722 of 09/12/2014
9/1/2014	-	current	530.08	4119 of 10/13/2014

Compensation of Electricity Costs (Transfer of CDE Funds and ACR Account)

The Brazilian government issued decree 8203/2014, amending Decree 7945/2013 and permitting the transfer of CDE funds to cover costs arising from the involuntary exposure of distributors in January 2014.

In April 2014, the Brazilian government issued Decree 8221/2014 creating the Regulated Market Account (ACR account) to cover the distributors' expenses arising from: (a) involuntary exposure to the spot market, and (b) the dispatch of thermal power plants linked to the CCEAR (regulated spot market) agreements under the availability model between February and December 2014.

4

s subject to rounding.

Between January and September, a total of R$1,157.6 million was transferred to the Company, of which (a) R$114.6 million related to January, (b) R$447.3 million related to February, (c) R$321.9 million to March, (d) R$176.8 million to April, (e) R$93.5 million to May, (f) R$1.1 million to July and (g) R$2.4 million to adjustments of estimates. The amounts were recognized as compensation of electricity costs as detailed in Note 31.1 of our Quarterly Information.

In addition, through Order 4288/2014 of October 30, 2014, Aneel authorized the transfer of R$50.8 million to Copel DIS related to September, to be recognized in the result only in 4Q14.

National Rating ‘AA+(bra)’

Fitch Rating confirmed COPEL’s rating. The agency published a notice confirming the ‘AA+(bra)’ rating, thus maintaining the Company’s classification as stable according to the opinion of market analysts.

According to the agency, the rating was confirmed particularly because the Company continued to register a good operating performance, and solid financial profile supported by a robust operating cash generation, coupled with the diversification of segments of operation, with important assets in the areas of generation, transmission and distribution.

Energy of Cutia Wind Farm Complex

On October 31, 2014, in the 6th Reserve Energy Auction (LER), COPEL sold 71.2 average-MW of wind power for R$144.00/MWh (maximum price in the auction), through 20-year supply contracts. The seven wind farms have a combined capacity of 195.6 MW, assured energy of 71.4 average-MW and will be built in the cities of Pedra Grande and São Bento do Norte, in Rio Grande do Norte. For further information, please refer to item 8.1.

Operational Start-up – Costa Oeste Transmissora

On August 31, Costa Oeste Transmissora de Energia S.A., a SPC formed by Copel GeT (51%) in partnership with Eletrosul (49%), concluded the operational start-up of the Cascavel Oeste – Umuarama transmission line (230 kV) and Umuarama Sul substation (300 MVA), in Paraná State. The projects will absorb investments of R$75.0 million and generate Annual Permitted Revenue (APR) of R$10.5 million. For further information, please refer to item 8.2.

5

s subject to rounding.

Operational Start-up – Transmissora Sul Brasileira

On October 06, Transmissora Sul Brasileira de Energia S.A. (TSBE), formed by Copel GeT (20%) and Eletrosul (80%), energized the Camaquã III – Quinta (168 km) and Nova Santa Rita – Camaquã (123 km) transmission lines, as well as the Camaquã III (230kV) substation, in the eastern region of Rio Grande do Sul.

In 2014, TSBE had already launched the operation of 495 km of transmission lines (525 kV) which connect the Salto Santiago Hydroelectric Power Plant substation, in the southwest of Paraná, to the Nova Santa Rita substation, in the Metropolitan Region of Porto Alegre (RS). The projects will absorb investments of R$520.0 million and generate Annual Permitted Revenue (APR) of R$57.5 million. For further details, please refer to item 8.2.

Generation Works – Colíder Hydroelectric Power Plant

The construction of the dam is accelerated and its main structure is already completed. The assembly of the cofferdams, the concreting of the power house and the assembly of the electromechanical of the generating units are already in progress. In addition, the 48 programs and subprograms of the environmental basic project are under execution, with one of the major steps being the removal of the vegetation of the area to be flooded to build the reservoir, whose works began in July 2014.

In view of the government’s actions and fortuitous events or force majeure during the implementation of the project, the commercial start-up of unit 1 of Colíder Hydroelectric Power Plant is scheduled for December 30, 2015 and of units 2 and 3 for February and April 2016, respectively. Copel GeT will apply for a waiver of responsibility with the regulatory body. For further details, please refer to item 8.1.

Paraná Gás Exploração e Produção

On September 18, the creation of SPC Paraná Gás Exploração e Produção S.A. was made official. The SPC is formed by the interests held by COPEL (30%), Petra Energia S.A (30%), Bayar Empreendimentos e Participações Ltda (30%) and Tucuman Engenharia e Empreendimentos Ltda (10%). The SPC will operate with the exploration and production of oil and conventional natural gas in blocks of the Paraná Basin, in the west region of the state. For further details, please refer to item 8.5.

Modernization of Figueira Thermal Power Plant

With investments of R$106.0 million, the Figueira will gain a new complete generating circuit. The two existing boilers will be replaced, increasing the plant’s productivity and ensuring a considerable reduction in the emission of gases and particles from coal combustion. With the modernization, the plant’s assured energy will increase from 10.3 average-MW to 17.4 average-MW.  For further details, please refer to item 8.1.

6

s subject to rounding.

Copel is the largest company in Paraná

Copel was recognized as the largest company in Paraná by the "500 Maiores do Sul - Grandes&Líderes” (Top 500 Largest Companies in the South Region – Biggest & Best) and assumed the fourth position in the ranking of the 500 largest companies in the South. The leadership of the Company is proven with the Weighted Value of Greatness (VPG), created exclusively for the award, which results from the weighted sum of shareholders’ equity, gross revenue and net profit or loss for the year.

The 500 Largest Companies in the South Region award has been held for 24 years by the Amanhã magazine and PricewaterhouseCoopers (PwC), and its only source of information is the official balance sheets published by the companies.

COPEL was elected the Best in Latin America in the Opinion of Clients

On August 25, Copel Distribuição was elected the best electricity service provider in Latin America in the opinion of Clients, recognized in the Gold category of the “Prêmio de Qualidade - Satisfação do Cliente” (Quality Award – Customer Satisfaction)  of Cier (Comisión de Integración Energética Regional). This is the third time in four years that Copel wins the prize.

Copel Distribuição was also the best evaluated in Social Responsibility by Cier. The Corporate Social Responsibility award is granted to the distributor with the best overall performance in 14 different attributes, such as supporting social programs and cultural events, delivering energy to remote locations, contributing to regional development, and maintaining accessibility, sustainability, efficiency and employee benefit policies, among others.

Copel Telecom is the "Highlight of the Year"

Copel Telecom received the “Highlight of the Year” award of the 2014 Telecom Yearbook, a certification that analyzes the financial performance of companies operating in the Brazilian telecommunications market. Telecom Yearbook publishes the ranking of the 100 largest telecommunications companies in the country and a ranking of the fixed and mobile telephone operators, based on their net revenue. As part of the award, the Highlight of the Year companies are chosen in each of the segments that make up the Brazilian telecommunications market. The data are analyzed by the team who prepares the Telecom Yearbook, supervised by teachers of the Fundação Getúlio Vargas in São Paulo.

7

s subject to rounding.

2. Financial Performance

2.1 Operating Revenues

In 3Q14, operating revenues reached R$3,286.9 million,  45.8% up on the R$2,254.6 million in the same period of 2013, led by:

(i) the 39.5% increase in revenue from “electricity sales to final customers”, (which reflects only actual sales revenues, excluding the distribution grid tariff TUSD), chiefly due to: (a) Copel Distribuição’s 24.86% tariff increase as of June 24, 2014, and (b) the 3.1% growth of Copel Distribuição’s captive market over 3Q13;

(ii) the 134.8% increase in “electricity sales to distributors”, mainly stemming from (a) the higher revenue in the  spot market (CCEE) due to the sale of energy of the Araucária Thermal Power Plant in the spot market, (b) the high price of electricity (PLD) in the period, and (c) revenue from the sale of 106,843 MWh in the spot market by Copel Distribuição, because of surplus contracted in the period;

(iii) the 14.5% upturn in “use of the main distribution and transmission grid” item (TUSD and TUST revenue), due to the expansion of Copel Dis’ grid market, (a) the tariff increase applied by Copel Distribuição, (b) the growth of the grid market, and (c) the operational start-up of new transmissions assets;

(iv) the 37.3% increase in “construction revenue”, as a result of the booking of investments in construction services and improvements to electricity distribution and transmission infrastructure;
(v) the 18.3% upturn in “revenues from telecommunication”,  following the expansion of the area of operations and the provision of services to new customers – the customer base grew from 6,261 at the end of September 2013 to 17,130 to the end of September 2014;
(vi) the 15.9% reduction in “distribution of piped gas” (supplied by Compagas), chiefly due to the reduction in volume of gas for the cogeneration segment and the changes in state tax law, specific in the gas commercialization segment in the State of Paraná, wich impacted the eliminations between of the companies of the same group (Araucária TPP buys gas from Compagas), partially offset by the tariff increase (7.0% in March 2014); and

(vii) the 39.8% reduction in “other operating revenues”, mainly due to the lower leasing rent due to the end, on January 31, 2014, of the leasing agreement of the Araucária Thermal Power Plant to PETROBRAS.

8

s subject to rounding.

R$ '000
Income Statement	3Q14	2Q14	3Q13	Var.%	9M14	9M13	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity sales to final customers	1,229,230	920,431	881,003	39.5	3,072,371	2,437,777	26.0
Electricity sales to distributors	958,113	1,172,896	408,001	134.8	3,238,935	1,477,693	119.2
Use of the main distribution and transmission grid	587,416	503,384	513,046	14.5	1,648,724	1,490,449	10.6
Construction revenue	345,437	336,711	251,663	37.3	971,996	711,348	36.6
Revenues from telecommunications	42,891	40,040	36,263	18.3	122,183	102,555	19.1
Distribution of piped gas	86,922	104,604	103,361	(15.9)	272,387	278,989	(2.4)
Other operating revenues	36,875	40,108	61,293	(39.8)	129,534	237,361	(45.4)
Operating revenue	3,286,884	3,118,174	2,254,630	45.8	9,456,130	6,736,172	40.4

In the first nine months, COPEL's net revenue moved up by 40.4% year on year, from R$6,736.2 million in 9M13 to R$9,456.1 million in 9M14, chiefly due to (a) the sale of energy from the Araucária Thermal Power Plant, (b) the allocation of energy, by Copel GeT, in the spot market, (c) Copel Distribuição’s 24.86% tariff increase applied in June 2014, and (d) the 5.0% expansion of Copel Distribuição’s captive market.

2.2 Operating Costs and Expenses

In 3Q14, operating costs and expenses reached R$2,980.8 million, 51.7% up on the R$1,964.6 million recorded in 3Q13. The most important variations were:

(i) the 57.3% increase in “electricity purchased for resale”, chiefly due to higher energy acquisition cost, due to (a) the new energy purchase agreements, particularly from auction “A” held in April 2014, where Copel Dis acquired 388 average-MW at R$268.33, (b) agreements’ price increase due to inflation, (c) the purchase of energy in the spot market, as a result of the reduction in the assured energy (GSF) in the period and (d) the increased PLD, due to the higher dispatch of thermal power plants partially offset by proceeds from the ACR Account;

9

s subject to rounding.

R$'000
Electricity Purchased for Resale	3Q14	2Q14	3Q13	Var. %	9M14	9M13	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Itaipu	191,846	172,480	164,942	16.3	546,591	450,096	21.4
CCEAR (Auction)	940,863	878,078	540,229	74.2	2,439,244	1,659,044	47.0
Bilateral	43,897	56,097	54,933	(20.1)	160,156	160,971	(0.5)
CCEE	298,610	382,544	103,498	188.5	1,676,997	460,365	264.3
(-) Transfer CDE - CCEE	(95,616)	(230,230)	9,928	-	(1,157,617)	(264,202)	338.2
Proinfa	46,356	45,429	41,668	11.3	137,785	125,055	10.2
(-) Pis / Pasep and Cofins	(115,023)	(112,151)	(81,652)	40.9	(317,666)	(241,603)	31.5
TOTAL	1,310,933	1,192,247	833,546	57.3	3,485,490	2,349,726	48.3

(ii) the 63.5% increase in “charges of the main distribution and transmissio grid”, basically due to (a) the operational start-up of new assets in the system, (b) the increase in the tariff to use the transmission system, and (c) the higher cost with System Service Charges (ESS) due to the increased thermal dispatch in the period;

R$ '000
Charges of the main distribution and transmission grid	3Q14 (1)	2Q14 (2)	3Q13 (3)	Var. % (1/3)	9M14 (4)	9M13 (5)	Var. % (4/5)
System Service Charges - ESS	17,337	15,523	589	-	52,995	286,155	(81.5)
(-) Transfer CDE - ESS	-	-	(721)	-	-	(319,624)	-
System usage charges – distribution	95,396	60,609	50,918	87.4	221,142	159,190	38.9
System usage charges – basic network and connection	54,448	45,046	47,387	14.9	143,605	132,403	8.5
Itaipu transportation charges	18,900	15,027	13,425	40.8	48,847	38,365	27.3
Charge reserve energy - EER	-	4,554	2,989	-	4,554	16,672	(72.7)
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(18,193)	(13,363)	(11,898)	52.9	(45,282)	(31,297)	44.7
TOTAL	167,888	127,396	102,689	63.5	425,861	281,864	51.1

(iii)  “personnel and management” declined by 0.6% in the period, particularly influenced by the 6.7% reduction in the workforce, offset by the 7.0% salary increase in October 2013;

(iv) the 0.7% upturn in “pension and healthcare plans”, which reflects the accrual of amounts related to the private pension and healthcare plans, calculated in accordance with CVM Resolution 695/2012, chiefly due to higher expenses with  healthcare plans;

(v) the “materials and supplies for power electricity” line includes costs with the acquisition of coal for the Figueira Thermal Power Plant and natural gas for the Araucária Thermal Power Plant, and considers the elimination between companies of the same group (Araucaria TPP buys gas from Compagas);

(vi) the 335.3% upturn in “natural gas and supplies for the gas business", as a result of the purchase of natural gas by Compagas to supply, especially, the Araucária Thermal Power Plant, which has been operated by UEGA, a company controlled by COPEL, since February 1, 2014;

(vii) the “third-party services” reduced by 2.9%, thanks to lower costs with (a) data processing and transmission, (b) maintenance of the power system, and (c) consulting and audit fees, partially offset by the higher costs with (a) maintenance of installations, and (b) metering and bill delivery;

(viii) “provisions and reversals” of R$126.9 million in the period, mostly related to provisions for litigations related to  (a) labor, (b) civil and administrative rights, (c) benefits to employees, and (d) doubtful account claims;

10

s subject to rounding.

(ix) the 36.3% increase in “construction costs”, as a result of investments in power distribution and transmission in the period;

(x) “other costs and expenses” declined by 37.6%, chiefly due to the lower cost with  (a) losses from the deactivation and sale of assets, (b) marketing and advertising, and (c) maintenance, partially offset by the higher costs with indemnifications.

R$ '000
Operating Costs and Expenses	3Q14	2Q14	3Q13	Var.%	9M14	9M13	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity purchased for resale	1,310,933	1,192,247	833,546	57.3	3,485,490	2,349,726	48.3
Charge of the main distribution and transmission grid	167,888	127,396	102,689	63.5	425,861	281,864	51.1
Personnel and management	223,186	229,614	224,458	(0.6)	671,624	711,430	(5.6)
Pension and healthcare plans	47,754	47,202	47,443	0.7	144,373	133,141	8.4
Materials and supplies	19,589	18,198	15,963	22.7	55,973	51,360	9.0
Materials and supplies for power eletricity	42,316	45,182	5,847	623.7	19,055	20,328	(6.3)
Natural gas and supplies for the gas business	359,280	386,548	82,531	335.3	1,060,586	223,002	375.6
Third-party services	104,756	108,719	107,918	(2.9)	305,260	306,994	(0.6)
Depreciation and amortization	154,303	154,190	148,200	4.1	462,465	440,612	5.0
Provisions and reversals	126,911	87,968	16,605	664.3	275,913	148,724	85.5
Construction cost	345,170	328,282	253,204	36.3	971,733	717,280	35.5
Other cost and expenses	78,748	109,350	126,234	(37.6)	265,778	282,290	(5.8)
TOTAL	2,980,834	2,834,896	1,964,638	51.7	8,144,111	5,666,751	43.7

In the first nine months of 2014, operating costs and expenses totaled R$8,217.5 million, 45.0% up on 9M13, chiefly due to (a) the higher cost with energy purchase, due to the new agreements (CCEARs), and the PLD in the period, (b) the acquisition of natural gas and supplies for the gas operation due to the dispatch of the Araucária Thermal Power Plant, (c) the higher costs with charges from the use of the grid given the  readjustment of transmission, and (d) higher provisions and reversals, partially offset by the 5.6% reduction in personnel and management costs in the period.

2.3 Equity in the Earnings of Subsidiaries

Equity in the results of subsidiaries reflects gains and losses from investments in COPEL's investees. In 3Q14, equity in the earnings of subsidiaries totaled R$35.5 million, comprising gains from Dominó Holdings, SANEPAR, Dona Francisca Energética, Foz do Chopim Energética, and energy transmission SPCs. In the first nine months of 2014, equity in the earnings of subsidiaries came to R$120.1 million.

2.4 EBITDA

In 3Q14, earnings before interest, taxes, depreciation and amortization totaled R$495.8 million, an increase of 7.0% over the R$463.3 million recorded in 3Q13. In 9M14, EBITDA moved up by 16.2% year on year to R$1,821.2 million.

11

s subject to rounding.

2.5 Financial Result

Between July and September, financial revenues totaled R$115.6 million, 34.2% reduction in 3Q13, due to the the lower monetary variation registered on accounts receivable linked to the concession and on CRC, reflecting the lower inflation (IGP-M and IGP-DI general price indices respectively) in the period, partially offset by the higher income from financial investments, due to the increase in interest rates. In 9M14, financial revenues climbed 4.7% over 3Q13 to R$499.1 million.

Financial expenses totaled R$131.7 million, 44.1% higher than in 3Q13, chiefly due to the increase in debt charges and monetary restatement, as a result of the higher interest rate and debt balance. In the first nine months of 2014, financial expenses totaled R$362.2  million, 48.8% higher than in 9M13.

The 3Q14 financial result was a negative R$16.1 million, while in 9M13, the result was positive in R$84.3 million. In 9M14, the financial result was a positive R$136.9 million, 41,3% reduction than in the same period last year.

R$'000
	3Q14	2Q14	3Q13	Var%	9M14	9M13	Var%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Financial Revenues	115,596	158,445	175,715	(34.2)	499,052	476,670	4.7
Income and monetary variation on CRC transfer	22,558	27,834	47,873	(52.9)	108,237	116,274	(6.9)
Monetary restatement on indemnifiable assets - concession	(14,389)	(2,022)	36,871	(139.0)	36,961	72,068	(48.7)
Monetary restatement on indemnified assets - extension of the concession	8,858	15,159	13,338	(33.6)	42,693	67,229	(36.5)
Income from financial investments	67,123	48,517	45,177	48.6	157,760	115,625	36.4
Late fees on electricity bills	21,871	54,560	23,717	(7.8)	116,844	81,689	43.0
Other financial revenues	9,575	14,397	8,739	9.6	36,557	23,785	53.7
Financial Expenses	(131,735)	(116,382)	(91,450)	44.1	(362,161)	(243,449)	48.8
Debt charges	(104,351)	(80,018)	(63,167)	65.2	(256,163)	(163,344)	56.8
Monetary variation - ANEEL Concession - Use of public asset	(8,517)	(11,358)	(19,231)	(55.7)	(42,862)	(49,119)	(12.7)
Pis/ Pasep and Cofins taxes over interest on equity	-	(736)	(66)	-	(742)	(952)	(22.1)
Monetary and exchange variation	(9,020)	(12,702)	(2,685)	235.9	(26,609)	(10,964)	142.7
Other financial expenses	(9,847)	(11,568)	(6,301)	56.3	(35,785)	(19,070)	87.7
Financial income (expenses)	(16,139)	42,063	84,265	(119.2)	136,891	233,221	(41.3)

2.6 Consolidated Net Income

In 3Q14, COPEL recorded net income of R$233.4 million, 14.5% down on the same period in 2013 (R$273.0 million). In 9M14, the Company’s net income grew by 15.3% year on year to R$1,064.8 million.

12

s subject to rounding.

2.7 Consolidated Income Statement

							R$'000
Income Statement	3Q14	2Q14	3Q13	Var.%	9M14	9M13	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	3,286,884	3,118,174	2,254,630	45.8	94566130.0	6,736,172	40.4
Electricity sales to final customers	1,229,230	920,431	881,003	39.5	3,072,371.0	2,437,777	26.0
Electricity sales to distributors	958,113	1,172,896	408,001	134.8	3,238,935.0	1,477,693	119.2
Us e of the main distribution and transmission grid	587,416	503,384	513,046	14.5	1,648,724.0	1,490,449	10.6
Construction revenue	345,437	336,711	251,663	37.3	971, 96.0	711,348	36.6
Revenues from telecommunications	42,891	40,040	36,263	18.3	122, 83.0	102,555	19.1
Distribution of piped gas	86,922	104,604	103,361	(15.9)	272, 87.0	278,989	(2.4)
Other operating revenues	36,875	40,108	61,293	(39.8)	129, 34.0	237,361	(45.4)
OPERATING COSTS AND EXPENSES	(2,980,834)	(2,834,896)	(1,964,638)	51.7	(82177482.0)	(5,666,751)	45.0
Electricity purchased for resale	(1,310,933)	(1,192,247)	(833,546)	57.3	(3,485,490.0)	(2,349,726)	48.3
Charge of the main distribution and transmission grid	(167,888)	(127,396)	(102,689)	63.5	(425,861.0)	(281,864)	51.1
Personnel and management	(223,186)	(229,614)	(224,458)	(0.6)	(671,624.0)	(711,430)	(5.6)
Pension and healthcare plans	(47,754)	(47,202)	(47,443)	0.7	(144,373.0)	(133,141)	8.4
Materials and supplies	(19,589)	(18,198)	(15,963)	22.7	(55, 73.0)	(51,360)	9.0
Materials and supplies for power eletricity	(42,316)	(45,182)	(5,847)	623.7	(92, 26.0)	(20,328)	354.7
Na tural ga s and s upplies for the gas business	(359,280)	(386,548)	(82,531)	335.3	(1,060,586.0)	(223,002)	375.6
Third-party s ervices	(104,756)	(108,719)	(107,918)	(2.9)	(305,260.0)	(306,994)	(0.6)
Depreciation and amortization	(154,303)	(154,190)	(148,200)	4.1	(462,465.0)	(440,612)	5.0
Provisions and reversals	(126,911)	(87,968)	(16,605)	664.3	(275,913.0)	(148,724)	85.5
Construction cost	(345,170)	(328,282)	(253,204)	36.3	(971,733.0)	(717,280)	35.5
Other cost and expenses	(78,748)	(109,350)	(126,234)	(37.6)	(265 78.0)	(282,290)	(5.8)
EQUITY IN EARNINGS OF SUBSIDIARIES	35,469	29,313	25,062	41.5	120,051.0	57,032	110.5
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	341,519	312,591	315,054	8.4	1,358,699.0	1,126,453	20.6
FINANCIAL RESULTS	(16,139)	42,063	84,265	-	136,891.0	233,221	(41.3)
Financial income	115,596	158,445	175,715	(34.2)	499, 52.0	476,670	4.7
Financial expenses	(131,735)	(116,382)	(91,450)	44.1	(362,161.0)	(243,449)	48.8
OPERATIONAL EXPENSES/ INCOME	325,380	354,654	399,319	(18.5)	1,495,590.0	1,359,674	10.0
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(91,934)	(106,398)	(126,368)	(27.2)	(430, 38.0)	(436,452)	(1.3)
Income tax and social contribution on profit	(126,155)	(265,700)	(128,316)	(1.7)	(674,926.0)	(567,056)	19.0
Deferred income tax and social contribution on profit	34,221	159,302	1,948	1,656.7	244, 88.0	130,604	86.9
NET INCOME (LOSS)	233,446	248,256	272,951	(14.5)	1,064,752.0	923,222	15.3
Attributed to controlling s hareholders	219,753	212,488	266,037	(17.4)	968, 08.0	898,498	7.8
Attributed to non-controlling interest	13,809	35,768	6,914	99.7	96, 60.0	24,724	288.5
EBITDA	495,822	466,781	463,254	7.0	1,821,164.0	1,567,065	16.2

3. Consolidated Balance Sheet

The main lines and variations in the Balance Sheet in relation to December 2013 are described below. Please refer to the notes in our Quarterly Information (ITRs) for additional information.

3.1 Assets

On September 30, 2014, COPEL’s assets totaled R$25,494.7 million, 10.3% up on December 31, 2013.

Main Variations in the Period

Current assets:

 (i) 43.2% increase in “bonds and securities”, chiefly due to the larger volume of guarantees related to (a) ANEEL’s auctions and (b) financing for the construction of hydroelectric power plants and transmission lines;

13

s subject to rounding.

(ii) 42.1% increase in “customers”, chiefly due to the amount of R$381.2 million related to the allocation of energy in the spot market by the dispatch of the Araucária Thermal Power Plant (R$349.3 million) and Copel GeT; and

(iii) the 10.1% increase in “other current receivables”, chiefly due to the recording of R$151.7 million related to CDE funds to be transferred by Eletrobrás to cover the discounts arising from the tariffs applicable to the users of the public distribution service.

 Non-current assets:

(i) the 17.0% increase in “accounts receivable related to the concession”, chiefly due to capitalizations of intangible assets in progress (investments) and monetary restatement (IGP-M) on the assets related to the distribution and transmission concessions;

(ii) the 56.2% decline in “accounts receivable related to the extension of the concession”, related to the transfer of R$205.4 million to current assets; and

(iii) the 18.1% increase in “deferred income tax and social contribution” due to the recognition of tax losses and the negative basis of calculation at Copel Distribuição.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up by 37.4% in the first nine months of 2014, due to period transfers and equity in the earnings of subsidiaries.  “Property, plant and equipment” increased by 5.0%, due to new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” moved up by 7.4%, fuelled by the recognition of investments in new assets of Copel Distribuição, partially offset by amortizations related to Concession Agreement.

Main asset accounts

Cash, Cash Equivalents and Marketable Securities

On September 30, 2014, the cash, cash equivalents and marketable securities of COPEL’s wholly owned subsidiaries and controlled companies totaled R$2,482.4 million and were mostly invested in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of the period variation in the Interbank Deposit Certificate (CDI) rate.

14

s subject to rounding.

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025. The current CRC balance is R$1,337.9 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum, whose amortizations are guaranteed by dividends.

In 2013, the CRC balance was transferred from Copel Distribuição to COPEL, as permitted by Aneel (Order 4222, of December 11, 2013), with the settlement of a loan between the Companies and the transfer of the remaining financial balance.

Accounts Receivable Related to the Extension of the Concession

Following Copel Geração e Transmisão’s acceptance of the conditions established by the government agency for the anticipation of the extension of the transmission assets (Provisional Measure 579), on November 1, 2012, through Ordinances 578 and 579 and Interministerial Ordinance 580, the Ministry of Mines and Energy announced the indemnification the Company is entitled to under Transmission Concession Agreement 060/2001, in the amount of R$893.9 million (considering only the assets that began operating after May 2000). On September 30, the amount recorded in this account totaled R$453.7 million, R$264.1 million lower than in December 2013, due to amortizations in the period.

With the enactment of Law 12783, on January 11, 2013, the government agency reconsidered the right of indemnification for the assets existing on May 31, 2000 (RBSE), and Aneel Resolution 589, of December 13, 2013, established that the indemnification would be calculated based on the New Replacement Value (VNR), less the asset depreciation rate. Copel is calculating the indemnification amount to present to Aneel.

15

s subject to rounding.

					R$'000
Assets	Sep/14	Dec/13	Sep/13	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	5,409,291	4,680,284	4,634,676	15.6	16.7
Cash a nd cash equivalents	1,790,122	1,741,632	1,531,816	2.8	16.9
Bonds and s ecurities	557,174	389,222	509,183	43.2	9.4
Collaterals and escrow accounts	10,023	1,976	2,054	407.2	388.0
Customers	1,900,378	1,337,628	1,355,849	42.1	40.2
Dividends receivable	15,035	9,500	8,174	58.3	83.9
CRC transferred to the State Government of Paraná	90,773	85,448	82,009	6.2	10.7
Account receivable related to concession	6,626	4,396	4,463	50.7	48.5
Accounts receivable related to the concession extension	293,467	352,161	352,161	(16.7)	(16.7)
Other current receivables	435,872	395,890	346,674	10.1	25.7
Inventories	142,061	139,278	134,293	2.0	5.8
Income tax and social contribution	34,517	133,158	212,012	(74.1)	(83.7)
Other current recoverable taxes	111,779	70,013	72,845	59.7	53.4
Prepaid expenses	21,464	19,982	23,143	7.4	(7.3)
NON-CURRENT	20,085,392	18,431,161	17,531,439	9.0	14.6
Long Term Assets	7,887,035	7,224,241	6,539,100	9.2	20.6
Bonds and s ecurities	135,075	120,536	106,943	12.1	26.3
Collaterals and escrow accounts	48,319	45,371	44,309	6.5	9.1
Customers	74,422	132,686	44,635	(43.9)	66.7
CRC transferred to the State Government of Paraná	1,247,170	1,295,106	1,296,240	(3.7)	(3.8)
Judicial deposits	726,254	675,225	599,661	7.6	21.1
Account receivable related to concession	4,076,184	3,484,268	3,106,098	17.0	31.2
Accounts receivable related to the concession extension	160,218	365,645	453,685	(56.2)	(64.7)
Other non-current receivables	42,207	29,435	26,382	43.4	60.0
Income tax and social contribution	196,424	197,659	8,495	(0.6)	2,212.2
Other non-current recoverable taxes	161,985	124,498	119,169	30.1	35.9
Deferred i ncome tax and s ocial contribution	889,713	753,413	733,065	18.1	21.4
Prepaid expenses	197	399	418	(50.6)	(52.9)
Related parties	128,867	-	-	-	-
Investments	1,632,079	1,187,927	936,235	37.4	74.3
Property, plant and equipment, net	8,379,565	7,983,632	7,931,436	5.0	5.7
Intangible assets	2,186,713	2,035,361	2,124,668	7.4	2.9
TOTAL	25,494,683	23,111,445	22,166,115	10.3	15.0

16

s subject to rounding.

3.2 Liabilities

Main Variations in the Period

Current Liabilities

(i) 22.3% increase in “suppliers” mainly due to (a) the increase in the purchase of gas by Compagas to meet the consumption needs of the Araucária Thermal Power Plant, and (b) energy purchase in the spot market;

(ii) the 23.8% increase in “loans, financing and debentures” due to the higher balance of debentures, as a result of the issuance of short-term debentures of wind farms (bridge loan);

(iii) the 12.3% reduction in “other taxes due”, basically due to the lower balance of income tax on IOC and PIS/PASEP and COFINS payable.

Non-current Liabilities

(i) the 25.0% increase in “loans, financing and debentures”, due to the 5th issue totaling R$1.0 billion in debentures of Copel Holding, held in May 2014;

(ii) the 14.3% increase in “provisions for legal claims”, due to the higher provision for litigation related to (a) labor, (b) civil and administrative right, and (c) expropriations and property claims.

Main liability accounts

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. COPEL’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

R$ '000
Probable Losses - Consolidated	Sep/14	Dec/13	Sep/13	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Tax	288,685	287,239	285,349	0.5	1.2
Labor suits	263,142	196,054	181,444	34.2	45.0
Employees and Benefits	99,899	94,809	118,358	5.4	(15.6)
Civil	742,544	636,346	611,688	16.7	21.4
Suppliers	62,033	64,775	65,900	(4.2)	(5.9)
Civil and administrative claims	252,822	197,838	187,110	27.8	35.1
Easements	19,629	10,639	7,239	84.5	171.2
Condemnations and property	397,618	353,461	341,812	12.5	16.3
Customers	10,442	9,633	9,627	8.4	8.5
Environmental claims	237	211	203	12.3	16.7
Regulatory	52,435	51,468	46,208	1.9	13.5
TOTAL	1,446,942	1,266,127	1,243,250	14.3	16.4

17

s subject to rounding.

Possible Losses

The cases classified as possible losses, as estimated by the Company and its controlled companies at the end of 9M14, totaled R$2,899.1 million, 0.4% higher on December 2013, distributed in lawsuits of the following natures: tax - R$1,475.8 million; civil - R$726.4 million; labor - R$528.9 million; employee benefits - R$103.4 million; and regulatory - R$64.6 million.

Payables related to the Concession – Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

					R$'000
	Elejor	Mauá	Colíder	SPP¹	Total
Current liabilities	49,686	960	1,276	1,014	52,936
Noncurrent liabilities	392,598	13,083	17,828	2,324	425,833
¹Relative to SPP Cavernoso, Apucaraninha, Chopim I , Chaminé and Derivação Rio Jordão.

3.3 Debt and Shareholders’ Equity

COPEL’s consolidated debt totaled R$5,652.0 million on September 30, 2014, representing 41.1% of its consolidated shareholders’ equity, which closed the period at R$13,753.4 million, equivalent to R$50.26 per share (book value per share).

The breakdown of loans, financing and debentures is shown in the table below:

				R$'000
		Short term	Long term	Total
Foreign Currency	National Treasury	1,211	62,400	63,611
	Eletrobras	3	-	3
	Total	1,214	62,400	63,614
Domestic Currency	Eletrobras - COPEL	49,448	93,603	143,051
	FINEP	6,152	28,817	34,969
	BNDES	32,561	1,093,772	1,126,333
	Banco do Brasil S/A and other	701,324	960,941	1,662,265
	Debentures	464,856	2,156,894	2,621,750
	Total	1,254,341	4,334,027	5,588,368
TOTAL		1,255,555	4,396,427	5,651,982

18

s subject to rounding.

Loan, financing and debenture maturities are presented below:

							R$'000
	Short Term	Long Term					Total
	Out/14 - Set/15	Out- Dec/15	2016	2017	2018	After 2018
Domestic Currency	1,254,341	66,063	1,024,320	1,157,302	642,909	1,443,433	5,588,368
Foreign Currency	1,214	-	-	-	-	62,400	63,614
TOTAL	1,255,555	66,063	1,024,320	1,157,302	642,909	1,505,833	5,651,982

At the end of September 2014, the Company had R$705.5 million in suretyships and guarantees, as shown below.

R$'000
Guarantees and Endorsements¹	9M14
Dona Francisca	1,723
SPCs	703,795
Transmissora Sul Brasileira	57,920
Caiuá Transmissora	42,802
Integração Maranhense	70,923
Matrinchã Transmissora	267,083
Guaraciaba Transmissora	223,039
Costa Oeste	17,979
Mata de Santa Genebra	24,048
TOTAL	705,517
¹ Adjusted for Copel’s stake.

COPEL’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

 ¹EBITDA YoY

19

s subject to rounding.

The following table presents the consolidated liabilities:

					R$'000
Liabilities	Sep/14	Dec/13	Sep/13	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	3,837,284	3,347,885	3,194,842	14.6	20.1
Payroll, social charges a nd accruals	213,987	239,685	324,174	(10.7)	(34.0)
Suppliers	1,335,890	1,092,239	958,615	22.3	39.4
Income ta x a nd s ocial contribution payable	368,522	297,620	325,082	23.8	13.4
Other taxes due	263,722	300,731	234,272	(12.3)	12.6
Loans, financing a nd debentures	1,255,555	1,014,568	855,521	23.8	46.8
Minimum compulsory dividend payable	4,580	18,713	83,433	(75.5)	(94.5)
Post employment benefits	30,918	29,983	25,996	3.1	18.9
Customer charges due	23,986	37,994	47,227	(36.9)	(49.2)
Research and development and energy efficiency	124,414	127,860	145,055	(2.7)	(14.2)
Accounts Payable related to concession - Use of Public Property	52,936	51,481	49,246	2.8	7.5
Other accounts payable	162,774	137,011	146,221	18.8	11.3
NON-CURRENT	7,904,051	6,834,808	5,854,796	15.6	35.0
Suppliers	32,925	50,121	57,769	(34.3)	(43.0)
Tax liabilities	81,567	68,402	-	19.2	-
Deferred income ta x and s ocial contribution	312,101	420,501	458,637	(25.8)	(32.0)
Loans, financing and debentures	4,396,427	3,517,161	2,662,531	25.0	65.1
Post employment benefits	989,863	937,249	867,725	5.6	14.1
Research and development and energy efficiency	218,162	154,721	149,178	41.0	46.2
Accounts Payable related to concession - Use of Public Property	425,833	420,293	415,474	1.3	2.5
Other accounts payable	231	233	232	(0.9)	(0.4)
Tax, social security, labor and civil provisions	1,446,942	1,266,127	1,243,250	14.3	16.4
EQUITY	13,753,348	12,928,752	13,116,477	6.4	4.9
Attributed to controlling shareholders	13,380,580	12,651,339	12,828,375	5.8	4.3
Share capital	6,910,000	6,910,000	6,910,000	-	-
Equity valuation adjustments	904,472	983,159	1,033,924	(8.0)	(12.5)
Legal reserves	624,849	624,849	571,221	-	9.4
Retained earnings	3,897,833	3,897,833	3,337,295	-	16.8
Additional proposed dividends	-	235,498	-	-	-
Accrued earnings	1,043,426	-	975,935	-	6.9
Attributable to non-controlling interest	372,768	277,413	288,102	34.4	29.4
TOTAL	25,494,683	23,111,445	22,166,115	10.3	15.0

4. Performance by Subsidiary

4.1 Copel Geração e Transmissão

In 3Q14, Copel GeT’s operating revenues totaled R$641.1 million, 7.4% more than the R$597.2 million recorded in the same period last year, mainly fueled by the 26.6% upturn in electricity sales to distributors, due to adjusted of a partion of existing contracts.

Operating costs and expenses increased by 47.0% in 3Q14 over 3Q13, influenced by (a) the recording of R$175.6 million in costs with energy purchased for resale, chiefly due to the purchase of energy in the spot market (CCEE), due to the lower GSF in the period and (b) the 53.8% increase in provisions and reversals, partially offset by the 12.3% decline in personnel and management costs.

20

s subject to rounding.

Equity in the earnings of subsidiary reached R$65.5 million in 3Q14, chiefly due to Copel GeT’s interest in UEGA (60%), an amount that is eliminated in the consolidated income statement because they are companies that belong to the same group.

Net income fell by 7.0% between 3Q13 and 3Q14 to R$165.5 million. EBITDA totaled R$248.7 million, 20.9% lower than in the same period in 2013.

In 9M14, Copel GeT’s operating revenues increased by 13.5% to R$2,294.4 million, while operating costs and expenses climbed by 21.6%.  Net income totaled R$986.8 million, while EBITDA came to R$1,475.0 million, up respectively by 34.5% and 21.3% compared to the same period in 2013.

Principais Indicadores	3T14 (1)	2T14 (2)	3T13 (3)	Var. % (1/3)	9M14 (4)	9M13 (5)	Var. % (4/5)
Receita Operacional Líquida (R$ milhões)	641.1	810.1	597.2	7.4	2,294.4	2,021.1	13.5
Resultado Operacional (R$ milhões)	213.3	544.9	264.8	(19.5)	1,365.7	1,088.6	25.5
Lucro Líquido (R$ milhões)	165.5	389.8	177.9	(7.0)	986.8	733.7	34.5
LAJIDA (R$ milhões)	248.6	581.6	314.1	(20.9)	1,475.0	1,216.3	21.3
Margem Operacional	33.3%	67.3%	44.3%	(25.0)	59.5%	53.9%	10.5
Margem Líquida	25.8%	48.1%	29.8%	(13.4)	43.0%	36.3%	18.5
Margem LAJIDA	38.8%	71.8%	52.6%	(26.3)	64.3%	60.2%	6.8
Programa de Investimento (R$ milhões)	324.8	129.0	112.4	189.0	612.6	340.1	80.1

4.2 Copel Distribuição

In 3Q14, Copel Distribuição’s recorded operating revenues of R$2,070.0 million, 35.6% higher than the R$1,526.9 million recorded in the same period last year, chiefly due to (a) the 24.86% tariff increase as of June 24, 2014, (b) the 3.1% growth in the captive market in the period, and (c) revenue from the sale of 106,843 MWh in the spot market.

Operating costs and expenses climbed by 28.0% over the same period last year, totaling R$1,967.3 million, chiefly due to the 33.4% upturn in costs with energy purchased for resale, partially offset by the 10.8% decline in personnel expenses over 3Q13.

In 3Q14, Copel Distribuição recorded a profit of R$51.3 million and EBITDA of R$158.2 million. If the regulatory assets and liabilities were recognized, the gross effect of changes to the Account for Compensation of Portion A (CVA) on the subsidiary’s EBITDA would be a negative R$62.0 million in 3Q14. As a result, adjusted EBITDA was a R$96.2 million. For further information on CVA, please refer to Note 37 in our Quarterly Information.

In 9M14, net operating revenues reached R$5,327.4 million, 23.2% up year on year, while operating costs totaled R$5,650.1 million, 27.3% higher than in the same period last year. EBITDA was a negative R$158.0 million, but considering the changes to the CVA, EBITDA would be a positive R$311.6 million.

21

s subject to rounding.

Main Indicators	3Q14 (1)	2Q14 (2)	3Q13 (3)	Var. % (1/3)	9M14 (4)	9M13 (5)	Var. % (4/5)
Net Operating Revenue (R$ million)	2,070.0	1,617.7	1,526.9	35.6	5,327.4	4,323.3	23.2
Operating Income (R$ million)	78.0	(323.0)	64.3	21.3	(264.3)	67.1	-
Net profit (R$ million)	51.3	(214.3)	42.2	21.8	(177.6)	42.6	-
EBITDA (R$ million)	158.2	(295.5)	41.8	278.7	(158.0)	37.4	-
Operating Margin	3.8%	-	4.2%	(10.5)	-	1.6%	-
Net Margin	2.5%	-	2.8%	(10.2)	-	2.0%	-
EBITDA Margin	7.6%	-	2.7%	179.3	-	0.9%	-
Investment Program (R$ million)	291.9	253.5	236.2	23.6	774.0	663.1	16.7

Effect CVA (R$ million)	3Q14 (1)	2Q14 (2)	3Q13 (3)	Var.% (1/3)	9M14 (4)	9M13 (5)	Var.% (4/5)
Gross CVA Effect	(62.0)	266.3	(18.2)	241.5	469.6	96.5	386.6
Net CVA Effect ¹	(40.9)	175.8	(12.0)	241.5	309.9	63.7	386.6
Adjusted CVA Main Indicators
Adjusted Operating Income (R$ million) ²	15.9	(56.7)	46.1	(65.4)	205.3	163.6	25.5
Adjusted Net profit (R$ million) ³	10.4	(38.5)	30.2	(65.6)	132.4	106.3	24.5
Adjusted EBITDA (R$ million) ²	96.2	(29.2)	23.6	307.3	311.6	133.9	132.7
Adjusted Operating Margin ²	0.8%	-	3.0%	(74.5)	-	3.8%	-
Adjusted Net Margin ³	0.5%	-	2.0%	(74.6)	-	2.5%	-
Adjusted EBITDA Margin ²	4.6%	-	1.5%	200.4	-	3.1%	-
¹ Estimated net value: gross value minus 34% of income tax. ² Adjusted by gross CVA effect. ³ Adjusted by net CVA effect.

4.3 Copel Telecomunicações

In 3Q14, Copel Telecomunicações’ operating revenues totaled R$54.1 million, 12.6% higher than the R$48.1 million recorded in the same period last year, chiefly due the expansion of the area of operations and the services provided to new customers. Operating costs and expenses grew by 4.5%, influenced by (a) the 16.5% increase in third-party services and (b) the 3.5% increase in personnel and management costs, given that due to the Company's restructuring, employees from the area of IT of Copel are now part of Copel Telecom’s workforce. Net income totaled R$15.1 million, 34.2% up on 3Q13, and EBITDA stood at R$29.2 million, 19.2% higher than the R$24.5 million in same period last year.

In 9M14, Copel Telecomunicações’ operating revenues reached R$151.7 million, 8.6% higher than the R$139.7 million recorded in 9M13, while operating costs and expenses climbed by 0.7%. Net income totaled R$43.0 million in 9M14, 30.8% up on 9M13, and EBITDA stood at R$83.3 million, 15.6% higher than in 9M13.

22

s subject to rounding.

Main Indicators	3Q14 (1)	2Q14 (2)	3Q13 (3)	Var.% (1/3)	9M14 (4)	9M13 (5)	Var. % (4/5)
Net Operating Revenue (R$ million)	54.1	49.2	48.1	12.6	151.7	139.7	8.6
Operating Income (R$ million)	22.8	20.6	18.5	23.2	65.0	53.5	21.5
Net profit (R$ million)	15.1	13.6	12.4	22.2	43.0	35.5	21.1
EBITDA (R$ million)	29.2	26.9	24.5	19.2	83.3	72.1	15.6
Operating Margin	42.1%	41.8%	38.4%	9.5	42.8%	38.3%	11.9
Net Margin	27.9%	27.6%	25.7%	8.6	28.3%	25.4%	11.5
EBITDA Margin	53.9%	54.8%	50.9%	5.9	54.9%	51.6%	6.4
Investment Program (R$ million)	30.0	22.6	20.2	48.7	72.0	47.2	52.5

5. Investment Program

Copel’s investments in 9M14 and the investment forecast for 2014 are presented below:

R$ million
	Carried out	Carried out	Scheduled
	3Q14	9M14	2014
Generation and Transmission	324.8	612.6	1,309.0
HPP Colider	52.3	195.9	409.8
HPP Baixo Iguaçu	202.3	203.0	316.0
TL Araraquara / Taubaté	13.3	66.3	182.8
Cerquilho Substation	3.9	17.2	8.3
TL Figueira-Londrina / Foz do Chopim-Salto Osório	2.7	7.5	42.9
Paraguaçu Paulista Substation	0.3	1.9	25.6
Curitiba Norte Substation	1.3	1.6	8.7
Other	48.7	119.3	314.9
Distribution	291.9	774.0	895.9
Telecommunications	30.0	72.0	80.0
Participation in new businesses ¹	202.9	391.7	331.8
TOTAL	849.6	1,850.4	2,616.7

¹ Wind Energy Plants, Voltalia, Costa Oeste Transmissora, Marumbi Transmissora, Transmissora Sul Brasileira, Caiuá Transmissora, Integração Maranhense Transmissora, Matrinchã Transmissora de Energia, Guaraciaba Transmissora de Energia, Paranaíba Transmissora and Mata de Santa Genebra.

The value of investment in participation in new businesses carried out until September 30 exceeded the amount originally expected for the year 2014, due to the inclusion of new projects to the Company's portfolio.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Electricity sales to Copel Distribuição’s captive market came to 17,932 GWh in 9M14, up 5.0% in comparison with 2013, mainly due to the increase in average consumption and in the customer base in the period. The table below breaks down electricity sales by customer segment:

23

s subject to rounding.

	Number of Customers			Energy sold (GWh)
	Sep/14	Sep/13	Var. %	3Q14	3Q13	Var. %	9M14	9M13	Var. %
Residential	3,415,335	3,285,855	3.9	1,753	1,737	0.9	5,425	5,133	5.7
Industrial	91,366	92,935	(1.7)	1,749	1,682	4.0	5,037	4,924	2.3
Commercial	356,322	335,319	6.3	1,290	1,220	5.7	4,030	3,771	6.9
Rural	372,612	372,553	-	495	484	2.3	1,681	1,556	8.0
Other	56,289	55,489	1.4	583	571	2.1	1,759	1,689	4.1
Captive Market	4,291,924	4,142,151	3.6	5,870	5,694	3.1	17,932	17,073	5.0

The residential segment consumed 5,425 GWh, 5.7% up, due to the increase in the customer base and the upturn in average consumption in the period, due to the maintenance of the favorable income conditions and employment level and temperatures above average in the period. At the end of September 2014 this segment accounted for 30.3% of captive market, totaling 3,415,335 residential customers.

The industrial segment consumed 5,037 GWh in the period, 2.3% up, due the good performance of the State of Paraná industry, specialy the wood, beveragy and oil sectors. At the end of the period, this segment accounted for 28.1% of captive market, with the company supplying power to 91,366 industrial customers.

The commercial segment consumed 4,030 GWh, 6.9% up on the same period of 2013, as a result of the increase in the customer base and higher temperatures in the period. At the end of September, this segment represented 22.5% of Copel’s captive market, with the company supplying power to 356,322 customers.

The rural segment consumed 1,681 GWh, growing by 8.0%, mainly due to the strong performance of agribusiness in Paraná. At the end of September, this segment represented 9.3% of Copel’s captive market, with the company supplying power to 372,612 rural customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 1,759 GWh, 4.1% up in the period. These segments jointly account for 9.8% of Copel’s captive market, totaling 56,289 customers at the end of the period.

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, grew by 4.9%, as shown in the following table:

	Number of Customers / Agreements			Energy Sold (GWh)
	Sep/14	Sep/13	Var. %	3Q14	3Q13	Var. %	9M14	9M13	Var. %
Captive Market	4,291,924	4,142,151	3.6	5,870	5,694	3.1	17,932	17,073	5.0
Concessionaries and Licensees	4	4	-	190	170	11.8	548	496	10.5
Free Customers ¹	130	127	2.4	1,122	1,175	(4.5)	3,362	3,259	3.2
Grid Market	4,292,058	4,142,282	3.6	7,182	7,039	2.0	21,842	20,828	4.9
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

24

s subject to rounding.

6.3 Electricity Sales

Copel’s electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão’s sales in the free market, increased by 4.1% in the first nine months of 2014. The main contribution to this result were the 6.9% growth in electricity sales to the commercial segment and 8.0% growth in the rural segment, due to higher temperatures and the increase in costumers in the period.

Copel Geração e Transmissão sales in the Free Market came to 3,020 GWh in the 9M14, down 1.2% in comparison with the same period last year.

The table below breaks down electricity sales by customer segment:

Segment	Market		Energy Sold (GWh)
		3Q14	3Q13	Var. %	9M14	9M13	Var. %
Residential		1,753	1,737	0.9	5,425	5,133	5.7
Industrial	Total	2,765	2,712	2.0	8,048	7,973	0.9
	Captive	1,749	1,682	4.0	5,037	4,924	2.3
	Free	1,016	1,030	(1.4)	3,011	3,049	(1.2)
Commercial	Total	1,293	1,223	5.7	4,039	3,780	6.9
	Captive	1,290	1,220	5.7	4,030	3,771	6.9
	Free	3	3	-	9	9	-
Rural		495	484	2.3	1,681	1,556	8.0
Other		583	571	2.1	1,759	1,689	4.1
Energy Supply		6,889	6,727	2.4	20,952	20,131	4.1

6.4 Total Energy Sold

Copel’s electricity sales, comprising Copel Distribuição and Copel Geração e Transmissão’s sales in all the markets, reached 32,576 GWh in the first nine months of the year, a 2.5% growth over the same period of 2013. Copel Geração e Transmissão’s sales totaled 13,847 GWh in 9M14, down 2.6% on 9M13, as a result of lower allocation in the short-term market (MCP) due to the change in allocation strategy adopted in 2013, when short-term sales were concentrated in the first quarter. The following table shows COPEL’s total electricity sales broken down between Copel Distribuição and Copel Geração e Transmissão.

25

s subject to rounding.

	Number of Customers / Agreements				Energy Sold (GWh)
	Sep/14	Sep/13	Var. %	3Q14	3Q13	Var. %	9M14	9M13	Var. %
Copel DIS
Captive Market	4,291,924	4,142,151	3.6	5,870	5,694	3.1	17,932	17,073	5.0
Concessionaries and Licensees	4	4	-	177	170	4.1	522	450	16.0
CCEE (MCP)	-	-	-	107	20	-	275	20	-
Total Copel DIS	4,291,928	4,142,155	3.6	6,154	5,884	4.6	18,729	17,543	6.8
Copel GeT
CCEAR (Copel DIS)	1	1	-	103	200	(48.6)	299	633	(52.8)
CCEAR (other concessionaries)	41	36	13.9	1,144	1,526	(25.0)	3,496	4,739	(26.2)
Free Customers	29	27	7.4	1,019	1,033	(1.4)	3,020	3,058	(1.2)
Bilateral Agreements ¹	32	21	52.4	1,816	1,319	37.7	5,534	3,924	41.0
CCEE (MCP)	-	-	-	429	51	742.7	1,498	1,861	(19.5)
Total Copel GeT	103	85	21.2	4,511	4,129	9.3	13,847	14,215	(2.6)

Total Copel Consolidated	4,292,031	4,142,240	3.6	10,665	10,013	6.5	32,576	31,758	2.6
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Power Trade Chamber.
CCEAR: Energy Purchase Agreements in the Regulated Market.
MCP: Short Term Market.
¹ Includes Short Term Sales Agreements.

Additionally, the TPP Araucária sold in short-term market (MCP) all the energy produced as from February 1, 2014. The amount of energy produced in the period is shown in the table below:

					GWh
TPP Araucária - UEGA	Jul-Sep/14	Apr-Jun/14	Feb-Mar/14	9M14
Own Generation	796	872	657	2,326
Font: ONS

6.5 Energy Flow

Consolidated Energy Flow (Jan/ Sep 2014)

26

s subject to rounding.

			GWh
Consolidated Energy Flow	9M14	9M13	Var.%
Own Generation	18,504	17,479	5.9
Purchased energy	21,766	22,240	(2.1)
Itaipu	4,390	3,898	12.6
Auction – CCEAR	11,881	11,341	4.8
Itiquira	452	680	(33.5)
Dona Francisca	458	458	-
CCEE (MCP)	1,504	1,244	20.9
Angra	783	785	(0.3)
CCGF	981	936	4.8
MRE	-	1,587	-
Proinfa	430	424	1.4
Elejor	887	887	-
Total Available Power	40,270	39,719	1.4
Captive Market	17,932	17,073	5.0
Concessionaires¹	522	450	16.0
Free Customers	3,020	3,058	(1.2)
Bilateral Agreements	5,534	3,924	41.0
Auction – CCEAR	3,796	5,371	(29.3)
CCEE (MCP)	1,773	1,881	(5.7)
MRE	4,531	5,149	(12.0)
Losses and Differences	3,162	2,813	12.4
Basic network losses	993	828	19.9
Distribution losses	1,926	1,798	7.1
CG contract allocation	243	187	29.9
¹ Not including the 46 GWh consumed by the Concessionaire CFLO in February and March/2013, for it was not supplied by Copel Distribuição.
Amounts subject to changes after settlement by CCEE.
CCEAR: Energy Purchase Agreements in the Regulated Market.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
Don't consider the energy produced by TPP Araucária (2,326 GWh), which was sold in the short-term market (MCP).

27

s subject to rounding.

			GWh
Energy Flow - Copel GeT	9M14	9M13	Var. %
Own Generation	18,504	17,479	5.9
CCEE (MCP)	-	266	-
MRE	-	1,587	-
Dona Francisca	458	458	-
Total Available Power	18,962	19,790	(4.2)
Bilateral Agreements	5,534	3,924	41.0
CCEAR – COPEL Distribuição	299	633	(52.7)
CCEAR – Other	3,496	4,739	(26.2)
Free Customers	3,020	3,058	(1.2)
CCEE (MCP)	1,498	1,861	(19.5)
MRE	4,531	5,149	(12.0)
Losses and differences	584	426	37.2

			GWh
Energy Flow - Copel Dis	9M14	9M13	Var. %
Itaipu	4,390	3,898	12.6
CCEAR – Copel Geração e Transmissão	299	633	(52.7)
CCEAR – Other	11,582	10,708	8.2
CCEE (MCP)	1,504	979	53.7
Angra	783	785	(0.3)
CCGF	981	936	4.7
Itiquira	452	680	(33.5)
Proinfa	430	424	1.3
Elejor S.A	887	887	-
Available Power	21,308	19,930	6.9
Captive market	17,932	17,073	5.0
Wholesale¹	522	450	16.0
CCEE (MCP)	275	20	-
Losses and differences	2,579	2,387	8.0
Basic network losses	410	402	2.1
Distribution losses	1,926	1,798	7.1
CG contract allocation	243	187	29.5
¹ Not including the 46 GWh consumed by the Concessionaire CFLO in February and March/2013, for it was not supplied by Copel Distribuição.

28

s subject to rounding.

6.6 Tariffs

Power Purchase Average Tariff – Copel Distribuição

R$ / MWh
Tariff	Amount	Sep/14	Jun/14	Sep/13	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Itaipu [1]	634	142.35	129.08	128.30	10.3	10.9
Auction – CCEAR 2007 – 2014	50	157.86	164.88	147.81	(4.3)	6.8
Auction – CCEAR 2008 – 2015	52	132.75	126.61	124.78	4.8	6.4
Auction – CCEAR 2010 – H30	70	178.89	178.89	168.17	-	6.4
Auction – CCEAR 2010 – T15 [2]	65	189.41	189.41	178.06	-	6.4
Auction – CCEAR 2011 – H30	58	183.66	183.66	172.65	-	6.4
Auction – CCEAR 2011 – T15 [2]	54	208.85	208.85	196.33	-	6.4
Auction – CCEAR 2012 – T15 [2]	115	187.36	187.36	176.13	-	6.4
Auction – CCEAR 2014 - 2019 ³	73	439.30	448.82	-	(2.1)	-
Auction – CCEAR 2014 - 2019 [4]	187	270.81	270.81	-	-	-
Auction 2014 - 12M	329	191.41	191.41	-	-	-
Auction 2014 - 18M	19	165.20	165.20	-	-	-
Auction 2014 - 36M	163	149.99	149.99	-	-	-
Angra	119	150.83	150.83	137.55	-	9.7
CCGF [5]	150	32.82	32.22	32.42	1.9	1.2
Santo Antônio	92	113.83	108.60	107.01	4.8	6.4
Jirau	131	100.12	95.52	94.12	4.8	6.4
Others Auctions [6]	444	281.93	226.44	169.63	24.5	66.2
Bilaterals	187	203.12	189.55	176.38	7.2	15.2
Total / Tariff Average Supply [7]	2,992	185.94	174.40	132.57	6.6	40.3
[1] Furnas transport charge not included.

[2] Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).

³ Energy Agreements.
[4] Capacity Agreements.
[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[6] Products average price.
[7] Considers the amount of 812 average MW relative Auction 2006-2013 is considered in the average price of September/2013 (R$ 105.58).

Sales to Final Customers Average Tariff – without ICMS

R$ / MWh
Tariff	Sep/14 (1)	Jun/14 (2)	Sep/13 (3)	Var % (1/2)	Var % (1/3)
Industrial ¹	263.28	207.75	208.32	26.7	26.4
Residential	327.49	263.50	266.52	24.3	22.9
Commercial	300.46	241.04	242.70	24.7	23.8
Rural	203.17	161.13	162.37	26.1	25.1
Other	233.21	185.71	188.94	25.6	23.4
Retail distribution average rate	282.48	225.56	227.53	25.2	24.2
¹ Free customers not included.

29

s subject to rounding.

Sales to Distributors Average Tariff – Copel Geração e Transmissão

						R$ / MWh
Tariff	Amount	Sep/14	Jun/14	Sep/13	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Copel Geração e Transmissão [1]	561	154.32	150.56	123.81	2.5	24.6
Auction CCEAR 2007 - 2014	77	122.61	118.77	115.37	3.2	6.3
Auction CCEAR 2008 - 2015	74	130.47	126.86	122.79	2.8	6.3
Auction CCEAR 2009 - 2016	214	149.68	144.31	140.76	3.7	6.3
Auction CCEAR 2011 - 2040 ( HPP Mauá)	95	170.01	164.82	159.99	3.1	6.3
Auction CCEAR 2013 - 2042 (Cavernoso II)	8	182.37	177.28	171.81	2.9	6.1
Auction CCEAR 2014 (12 months)	93	191.80	191.80	-	-	-
Copel Distribuição
Concession holders in the State of Paraná	80	193.39	153.40	153.51	26.1	26.0
Total / Tariff Weighted Average Supply	641	159.20	150.94	126.19	5.5	26.2
¹ The 329 MW average related to the Auction 2006-2013 is considered in the average price of September/2013.

7. Capital Market

7.1 Capital Stock

COPEL’s capital amounts to R$6,910 million, represented by shares with no par value. The Company's current number of shareholders is 24,960. In September 2014 the Company’s capital was as follows:

						Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	14	-	85,043	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,876	13.7	129	33.9	100,904	78.7	120,909	44.2
BM&FBovespa	19,134	13.2	129	33.9	59,950	46.7	79,213	28.9
NYSE	742	0.5	-	-	40,886	31.9	41,628	15.2
LATIBEX	-	-	-	-	68	0.1	68	-
Other	296	0.2	252	66.1	43	-	591	0.1
TOTAL	145,031	100.0	381	100.0	128,243	100.0	273,655	100.0

Preferred

0.2%
21.2%
78.6%
BNDESPAR
Free Floating
Other

Common

0.2%
58.6%
13.7%
1.1%
26.4%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

Total

0.1%
31.1%
44.2%
0.6%
24.0%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

30

s subject to rounding.

7.2 Stock Performance

From January through September 2014, COPEL’s common shares (ON - CPLE3) and class B preferred shares (PNB -CPLE6) were traded in 100% of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa). The free float accounted for 45% of the Company’s capital. COPEL’s market capitalization, based on the stock prices on all markets at the end of September 2014, was R$7,682.8 million. Out of the 70 stocks that make up the Ibovespa index, COPEL’s class B preferred shares accounted for 0.4% of the portfolio, with a Beta index of 0.8.

COPEL also accounted for 5.9% and 0.9% of the BM&Fbovespa’s Electric Power Index (IEE) and Corporate Sustainability Index (ISE), respectively.

On the BM&FBovespa, COPEL’s common and class B preferred shares closed the period at R$23.37 (4.8% up) and R$33.34 (9.2% up), respectively. Over the same period, the Ibovespa appreciated by 5.1%. On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$13.67, 4.0% up. Over this period, the Dow Jones Index negative by 15.3%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), COPEL’s class B preferred shares were traded under the ticker XCOP in 98% of the trading sessions and closed the period at €10.89, 14.6% up. Meanwhile, the Latibex All Shares index high by 6.0%.

The table below summarizes COPEL’s share prices in the 9M14:

Stock Performance (Jan - Set/ 14)		Common (CPLE3 / ELPVY)		Preferred "B" (CPLE6 / ELP / XCOP)
		Total	Daily average	Total	Daily average
BM&FBovespa	Number of Trades	39,404	212	598,541	3,218
	Volume Traded	16,699,900	89,784	115,134,100	619,001
	Trading Value (R$ thousand)	369,524	1,987	3,695,811	19,870
	Presence in Trading Sessions	186	100%	186	100%
NYSE	Volume Traded	605,889	6,658	106,424,426	566,087
	Trading Value (US$ thousand)	6,362	70	1,488,761	7,919
	Presence in Trading Sessions	91	48%	188	100%
LATIBEX	Volume Traded	-	-	296,937	1,588
	Trading Value (Euro thousand)	-	-	3,075	16
	Presence in Trading Sessions	-	-	187	98%

31

s subject to rounding.

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2010:

Type of Earning	Fiscal Year	Approved on	Paid on	Thousands of R$ (gross)	R$ per Share
					Common	Preferred "A"	Preferred "B"
Total	2010			281,460	0.98027	2.52507	1.07854
IOC¹	2010	08/17/10	09/20/10	85,000	0.29662	0.32638	0.32638
Dividends	2010	04/28/11	05/23/11	81,460	0.28328	1.04782	0.31167
IOC	2010	04/28/11	05/23/11	115,000	0.40037	1.15087	0.44049
Total	2011			421,091	1.46833	2.52507	1.61546
IOC¹	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC¹	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC¹	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends¹	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	2014			380,770	1.32885	1.46197	1.46197
IOC¹	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends¹	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
¹ In advance.

32

s subject to rounding.

8. Operating Performance

8.1 Generation

In Operation

Copel Geração e Transmissão

The chart below presents the main information on COPEL GeT's power plants and the electricity they produced between January and September 2014:

Power Plants	Installed Capacity (MW)	Assured Power (Average MW)	Generation (GWh)	Concession Expires
Hydroelectric Power Plants	4,731.9	2,056.8	18,457.0
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	4,873.5	05.23.2023
Gov. Ney Aminthas de B. Braga (Segredo)	1,260.0	603.0	5,760.0	11.15.2029
Gov. José Richa (Salto Caxias)	1,240.0	605.0	5,698.8	05.04.2030
Gov. Pedro V. Parigot de Souza (Capivari-Cachoeira)	260.0	109.0	1,126.0	07.07.2015
Mauá (1)	185.0	100.0	772.5	07.03.2042
Guaricana (2)	36.0	16.1	16.15	08.16.2026
Cavernoso II	19.0	10.6	27.1	02.27.2046
Chaminé	18.0	11.6	54.4	06.16.2026
Apucaraninha	10.0	6.7	9.81	10.12.2025
Mourão	8.2	5.3	40.4	07.07.2015
Derivação do Rio Jordão	6.5	5.9	38.5	11.15.2029
Marumbi	4.8	2.4	8.9	(3)
São Jorge	2.3	1.5	10.6	12.03.2024
Chopim I	2.0	1.5	9.2	07.07.2015
Rio dos Patos (4)	-	-	2.6	(5)
Cavernoso	1.3	1.0	1.5	01.07.2031
Melissa	1.0	0.6	4.2	(6)
Salto do Vau	0.9	0.6	2.3	(6)
Pitangui	0.9	0.1	0.6	(6)
Thermal Power Plant	20.0	10.3	45.0
Figueira	20.0	10.3	45.0	03.26.2019
Wind Energy Plants	2.5	0.5	3.2
Eólica de Palmas (7)	2.5	0.5	3.2	09.28.2029
TOTAL	4,754.4	2,067.6	18,505.1

(1) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
(2) In process of upgrading.
(3) Submitted to ANEEL for ratification.
(4) Assured Power (Average MW) and Generation (GWh) until 02.14.2014, date of concession expires.
(5) The concession expired on February 14, 2014. However, the Company will be responsable for the operation and maintenance until the winner of the bidding process assume the plant. Until then, Copel will receive a pre established tariff to operate the plant, as defined by MME 170/2014 resolution.
(6) Power plants with capacity below 1 MW are only required to be registered at ANEEL.
(7) Average wind plant generation.

33

s subject to rounding.

Interest in Generation Projects

COPEL holds interests in six power generation projects at the operational stage, with a total installed capacity of 1,786.6 MW, 606 MW refered to COPEL´s stake, as shown below:

Company	Installed Capacity (MW)	Assured Power (Average MW)	Partners	PPA signed with	Concession Expires
TPP Araucária (UEG Araucária)	484.1	365.2	COPEL - 20% COPEL GeT - 60% Petrobras - 20%	¹	2029
HPP Santa Clara (Elejor)	123.4	72.4	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	2036
HPP Fundão (Elejor)	122.5	67.9	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	2036
HPP Dona Francisca (DFESA)	125.0	78.0	COPEL - 23,03% Gerdau - 51,82% Celesc - 23,03% Desenvix - 2,12%	COPEL GeT	2033
SHP Júlio de Mesquita Filho (Foz do Chopim)	29.1	20.4	COPEL - 35,77% Silea Participações - 64,23%	Free customers	2030
HPP Lajeado (Investco S.A.)	902.5	526.6	COPEL - 0,82% CEB Lajeado - 16,98% Paulista Lajeado Energia S.A. - 5,94% EDP Energias do Brasil S.A. - 4,57% Lajeado Energia S.A. - 62,39% Furnas Centrais Elétricas S.A. - 0,21% Other - 9,09%	²	2033

¹ Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.
² The assets of the Lajeado HPP are leased to its other concession holders in proportional shares of the existing assets.

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Power Plants	Installed Capacity (MW)	Assured Power (MW médio / Average MW)	Stake
HPP Colíder	300	179.6	100% Copel GeT
HPP Baixo Iguaçu	350	172.8	30% Copel GeT 70 % Geração Céu Azul S.A
Total ¹	405	231.4
¹ Adjusted for Copel’s stake

Colíder Hydroelectric Power Plant

In ANEEL New Energy Auction 03/2010, held on July 30, 2010, Copel Geração e Transmissão S.A. won the concession for the implementation and operation of the Colíder HPP for 35 years. On January 17, 2011, the federal government and Copel GeT entered into 01/2011-MME-UHE Colíder Concession Agreement involving the use of public assets for electricity generation.

34

s subject to rounding.

The plant will have an installed capacity of 300 MW and assured energy of 179.6 average-MW and is being implemented on the Teles Pires River, in Mato Grosso State. Investments are estimated at R$1.8 billion and start-up is scheduled for December 2015. On the base date of August 1, 2010, 125 average-MW were traded at R$103.40/MWh, restated by the IPCA consumer price index. The sold energy will be supplied for 30 years as of January 2015 and the remaining energy will be available for sale.

The construction of the dam is accelerated and its main structure is already completed. The assembly of the cofferdams, the concreting of the power house and the assembly of the electromechanical of the generating units are already in progress. In addition, the 48 programs and subprograms of the environmental basic project are under execution, with one of the major steps being the removal of the vegetation of the area to be flooded to build the reservoir, whose works began in July 2014.

In view of the government’s actions and fortuitous events or force majeure during the implementation of the project, the commercial start-up of unit 1 of Colíder Hydroelectric Power Plant is scheduled for December 30, 2015 and of units 2 and 3 for February and April 2016, respectively. Copel GeT will apply for a waiver of responsibility with the regulatory body.

Baixo Iguaçu Hydroelectric Power Plant

Copel owns a 30% interest in the Baixo Iguaçu Consortium, which is responsible for Baixo Iguaçu HPP construction. The power plant will have an installed capacity of 350 MW and assured energy of 172.8 average-MW and it is being built on the Iguaçu River, between the municipalities of Capanema and Capitão Leônidas Marques, in southwest Paraná. Part of the energy that will be produced (121 average-MW) was sold in the 7th New Energy Auction, held on September 30, 2008, at R$98.98/MWh.

The works have been suspended since June 2014 due to judicial issues. The 4th Regional Federal Court determined the suspension of the works, as it understood that the construction did not have the approval of the ICMBio, the institute that administers Parque Nacional do Iguaçu (the natural reserve is located 500 meters from the plant). The Consortium responsible for the project has adopted the necessary measures to resume construction. The commercial start-up of unit 1 is scheduled for December 14, 2016 and of units 2 and 3 for February and April 2017, respectively.

Copel Renováveis

Wind Farm Complex

Copel is expanding its energy generation matrix with renewable sources. The Wind Farm Complex is formed by eighteen projects, either already completed or under construction, with a joint estimated installed capacity of 473.2 MW, and is located in Rio Grande do Norte, as follows:

35

s subject to rounding.

Wind Farm	Installed Capacity (MW)	Assured Power (Average MW)	Price ¹	Start up	CAPEX (R$ million)	Premium Value (R$ million)	Wind farm location	Expiration of Authorization
2º LFA 2010 ² (08/26/2010)	202.0	98.5	134.98		782.3	340.6
Boa Vista [3]	14.0	6.3	137.99	Dec/14 [4]	382.4	123.5	São Bento do Norte	04/26/2046
Olho d'Água [3]	30.0	15.3	133.97				São Bento do Norte	05/21/2046
São Bento do Norte [3]	30.0	14.6	133.97				São Bento do Norte	05/18/2046
Farol [3]	20.0	10.1	133.97				São Bento do Norte	04/19/2046
Nova Euros IV	27.0	13.7	135.40	Mar/15	399.9	217.1	Touros	04/27/2046
Nova Asa Branca I	27.0	13.2	135.40				S. Miguel Gostoso	04/25/2046
Nova Asa Branca II	27.0	12.8	135.40				Parazinho	05/31/2046
Nova Asa Branca III	27.0	12.5	135.40				Parazinho	05/31/2046
4º LER 2011 [5] (08/18/2011)	75.6	40.7	101.81		286.6	68.9
Santa Maria	29.7	15.7	101.98	Dec/14	286.6	68.9	João Câmara	8/5/2047
Santa Helena	29.7	16.0	101.98				João Câmara	4/4/2047
Ventos de Santo Uriel	16.2	9.0	101.19	Mar/15			João Câmara	9/4/2047
6º LER 2014[5] (10/31/2014)	195.6	71.4	144.00		755.0	9.4
Dreen Cutia[6]	25.2	9.6	144.00	Oct/17	97.6	9.4	Pedra Grande	5/1/2042
Dreen Guajiru[6]	21.6	8.3	144.00		83.8		Pedra Grande	5/1/2042
Esperança do Nordeste[6]	30.0	9.1	144.00		116.1		São Bento do Norte	s7
GE Jangada[6]	30.0	10.3	144.00		114.9		São Bento do Norte	5/1/2042
GE Maria Helena[6]	30.0	12.0	144.00		114.9		São Bento do Norte	1/5/2042
Paraíso dos Ventos do Nordeste[6]	30.0	10.6	144.00		115.7		São Bento do Norte	s7
Potiguar[6]	28.8	11.5	144.00		112.1		São Bento do Norte	s7
Total	473.2	210.6	131.63		1,823.9	409.5
¹ Historical price. Value will be adjusted by the IPCA.
² LFA - Auction of Alternative Sources.
[3] The premium value of these wind farms do not consider the R$ 14.0 million paid in 2011, relating to the stake of 49.9%.

4 ANEEL attested that the generation units of the wind farms were fully equipped to begin operations on September 1, 2013. However, commercial operations will only begin after the conclusion of the installation of basic network access transmission facilities, whose works are under the responsibility of the distribution/transmission agent. In this period, the projects will earn the fixed revenue provided for in their respective agreements, which currently totals R$ 63.9 million/year.

5 LER - Auction Reserve Energy.
[6] The value the CAPEX corresponds to the recorded in EPE.
7 In granting / authorization process.

On October 31, 2014, in the 6th Reserve Energy Auction (LER), COPEL sold 71.2 average-MW of Cutia Wind Farm Complex for R$144.00/MWh (maximum price in the auction). The seven wind farms have a combined capacity of 195.6 MW, assured energy of 71.4 average-MW and will be built in the cities of Pedra Grande and São Bento do Norte, in Rio Grande do Norte.

All the energy to be produced by wind farms was sold through 20- year agreements. Copel's portfolio also includes wind farms totaling 411 MW. For further details, please refer to item 8.6.

Interest in Wind Farms

COPEL has recently acquired from Voltalia Energia do Brasil Ltda. – Voltalia a 49% interest in the São Miguel do Gostoso wind farm complex, in Rio Grande do Norte State.

The São Miguel do Gostoso wind farm complex, which is already under implementation, comprises four wind farms, 108 MW installed capacity, whose energy was sold in the Fourth Reserve Energy Auction by avarege price R$98,92 MWh, under twenty-year contracts, with supply beginning in April, 2015.

36

s subject to rounding.

Wind Farm	Installed Capacity¹ (MW)	Assured Power (Average MW)	Price²	Start up	CAPEX³ (R$ million)	Stake (%)	Wind farm location	Expiration of Authorization
4th LER[4] 2011
Carnaúbas	27.0	13.1	98.92	Apr/15	127.1	49% COPEL 51% Voltalia	São Miguel do Gostoso (RN)	Jul/47
Reduto	27.0	14.4			128.9
Santo Cristo	27.0	15.3			128.9
São João	27.0	14.3			128.9
Total	108.0	57.1	98.92		513.9
¹ The capacity envisaged in the Auction was altered based on the characteristics of Acciona Windpower’s equipment, respecting the volume of energy sold.
² Historical price. Value will be adjusted by the IPCA.
³ CAPEX estimated by Brazilian Electricity Regulatory Agency (Aneel) on the date of the auction.
4 LER - Auction Reserve Energy.

8.2 Transmission

In Operation

The table below presents COPEL’s transmission concession agreements and the main features of its transmission lines and substations:

Subsidiary / SPC	Contract	Enterprise	TL	Substation		APR ¹ (R$ million)	Concession Expiration
			Extension (km)	Amount	MVA
COPEL GeT	060/2001	Several	1,889	32	12,052	150.1	Dec-42
COPEL GeT	075/2001	TL Bateias - Jaguariaiva	137	-	-	16.5	Jul-31
COPEL GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	0.9	Mar-38
COPEL GeT	027/2009	TL Foz - Cascavel Oeste	116	-	-	10.1	Nov-39
COPEL GeT	015/2010	Cerquilho III Substation	-	1	300	4.2	Oct-40
Subtotal Copel GeT ²			2,174	33	12,352	181.8	-
Costa Oeste Copel Get - 51% Eletrosul - 49%	001/2012	LT Cascavel Oeste - Umuarama Sul SE Umuarama Sul	143	1	300	5.4	Jan-42
Transm. Sul Brasileira Copel GeT - 20% Eletrosul - 80%	004/2012	Nova Sta Rita - Camaquã	798	1	300	11.5	May-42
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	136	2	700	10.1	May-42
Subtotal SPCs ³			1,077	4	1,300	27.0
Total			3,251	37	13,652	208.8
¹ Refered to COPEL's stake.
² Consolidated Financial Statement.
³ Equity in Earning of Subsidiaries.

Under Construction

Copel Get is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 4,837 km of transmission lines and 11 substations and will generate APR of R$691.0 million, R$353.6 million of which refers to Copel Get share.

COPEL’s interest in the transmission projects is available in the table below:

37

s subject to rounding.

Subsidiary / SPC	Auction	Signing of Contract	Enterprise	State	km	Subst	Partnerships	RAP¹ (R$ million)	CAPEX ² (R$ million)	Start up	Concession Expiration
COPEL GeT	001/10	Oct/10	TL Araraquara II — Taubaté	SP	356	-	100% COPEL GeT	26.0	250.0	Dec/15	Oct-40
COPEL GeT	005/12	Aug/12	TL Londrina - Figueira TL Foz do Chopim - SaTLo Osório	PR	98	-	100% COPEL GeT	4.7	37.0	Feb/15	Aug-42
COPEL GeT	007/12	Feb/13	TL Assis — Paraguaçu Paulista II Substation Paraguaçu Paulista II	SP	37	1	100% COPEL GeT	6.5	57.8	Jun/15	Feb-43
COPEL GeT	007/13	Jan/14	TL Bateias - Curitiba Norte	PR	33	1	100% COPEL GeT	6.7	69.0	Jul/16	Jan-44
COPEL GeT	001/14	Sep/14	TL Foz do Chopim - Realeza	PR	53	1	100% COPEL GeT	5.7	49.0	Mar/17	Sep-44
COPEL GeT	001/14	Sep/14	TL Assis – Londrina	SP / PR	120	-	100% COPEL GeT	15.0	135.0	Sep/17	Sep-44
Subtotal Copel GeT					697	3		64.6	597.8
Marumbi	006/11	May/12	TL Curitiba - Curitiba Leste	PR	28	1	80% COPEL GeT 20% Eletrosul	15.1	111.0	Mar/15	May-42
Integração Maranhense	006/11	May/12	TL Açailandia - Miranda II	MA	365	-	49% COPEL GeT 51% Elecnor	31.0	360.0	Nov/14	May-42
Matrinchã	002/12	May/12	TL Paranaíta - Ribeirãozinho	MT	1,005	3	49% COPEL GeT 51% State Grid	145.0	1,800.0	Apr/15	May-42
Guaraciaba	002/12	May/12	TL Ribeirãozinho - Marimbondo	MT / GO / MG	600	1	49% COPEL GeT 51% State Grid	83.8	900.0	Apr/15	May-42
Paranaíba	007/12	May/13	TL Barreiras II - Pirapora II	BA / MG / GO	967	-	24,5% COPEL GeT 24,5% Furnas 51% State Grid	100.3	960.0	May/16	May-43
Mata de Santa Genebra	007/13	May/14	TL Araraquara II - Bateias	SP / PR	847	3	50,1% COPEL GeT 49,9% Furnas	174.4	1,566.0	Oct/17	May-44
Cantareira	001/14	Sep/14	TL Estreito - Fernão Dias	SP / MG	328	-	49% Copel GeT 51% Elecnor	76.9	624.0	Mar/18	Sep-44
Subtotal SPC					4,140	8		626.4	6,321.0
Total					4,837	11		691.0	6,918.8
¹ Update according to Aneel Ratification Resolution 1756/2014 (R$ milion).
² ANEEL reference value (R$ million).

8.3 Distribution

In the distribution business, Copel serves more than 4.2 million energy consumers in 1,113 locations, belonging to 394 municipalities in Paraná and one in Santa Catarina. Copel Distribuição operates and maintains the installations in the 34.5, 69, 138 and some of 230 kV voltage levels.

Voltage	km	Subst	MVA
13,8 kV	101,323.7	-	-
34,5 kV	82,014.4	230	1,545.0
69 kV	727.2	35	2,412.5
88 kV1	-	-	5.0
138 kV	5,153.5	96	6,730.2
230 kV	123.5	-	-
Total	189,342.3	361	10,692.7
[1] Not automated.

38

s subject to rounding.

Compact-Design Distribution Lines

Copel Dis has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines in operation on September 30, 2014 was 6,194 km.

Secondary Isolated Lines

Copel Dis has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages.

The total length of installed secondary isolated lines closed the 9M14 at 11,872 km.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for average waiting times, are shown below:

39

s subject to rounding.

8.4 Telecommunications

Copel Telecomunicações has a optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In September 2014, the backbone cable network extended for 9,586 km and the access network extended for 17,382 km. Currently, we serve the 399 municipalities in the State of Paraná and another two in Santa Catarina. Copel Telecom has substantially expanded its customer base in recent years, as shown below.

40

s subject to rounding.

8.5 Equity Interests

Other Sectors

COPEL holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners
Dominó Holdings S.A.	Sanitation	COPEL - 49.0% Andrade Gutierrez - 51.0%
Sanepar	Sanitation	COPEL - 7.6% State of Paraná - 58.7% Dominó Holdings S.A. - 12,2% Daleth Participações - 8.3% Andrade Gutierrez - 2.1% Other - 11,1%
Compagas	Gas	COPEL - 51.0% Mitsui Gás - 24.5% Gaspetro - 24.5%
Paraná Gás Exploração e Produção S.A	Oil and natural gas	COPEL - 30.0% Petra Energia [1] - 30.0% Bayar Participações -30.0% Tucumann Engenharia - 10.0%
Sercomtel S.A. Telecom	Telecommunications	COPEL - 45.0% Município de Londrina - 55.0%
Carbocampel S.A.	Coal mining	COPEL - 49.0% Carbonífera Cambuí - 51.0%
Escoelectric Ltda	Services	COPEL - 40.0% Lactec - 60.0%
Copel-Amec Ltda [2]	Services	COPEL - 48.0% Amec - 47.5% Lactec - 4.5%
[1] Operating Company.
[2] Being liquidated.

41

s subject to rounding.

Accounting Information

Accounting information concerning COPEL’s interests in other companies in 9M14 is shown in the following table:

				R$'000
Partnerships	Total Assets	Shareholders' Equity	Net Oper. Revenues	Net Income
Parent Company
Compagas S.A.	465,101	282,728	1,270,394	47,417
Elejor S.A.	738,013	101,648	182,172	31,461
UEG Araucária Ltda	1,157,393	1,018,686	1,508,902	316,932
Jointly-controlled entities
Costa Oeste Transmissora de Energia S.A.	91,207	44,220	44,696	1,616
Caiuá Transmissora de Energia S.A.	234,905	91,901	84,480	9,619
Mata de Santa Genebra S.A	101,675	53,164	41,853	(1,334)
Dominó Holdings S.A.	465,903	450,501	-	75,383
Guaraciaba Transmissora de Energia (TP Sul) S.A.	589,516	102,447	343,113	23,205
Integração Maranhense Transmissora de Energia S.A.	370,229	128,336	79,554	1,846
Marumbi Transmissora de Energia S.A.	99,714	44,624	64,498	7,328
Matrinchã Transmissora de Energia (TP Norte) S.A.	1,297,154	246,296	635,001	46,300
Paranaíba Transmissora de Energia S.A.	226,497	222,565	138,906	6,706
Transmissora Sul Brasileira de Energia S.A.	665,493	347,618	164,342	11,836
Cantareira Transmissora S.A	1	1	-	-
Voltália São Miguel do Gostoso Participações S.A	105,277	86,660	-	(8)
Associates
Sanepar	7,156,117	3,592,276	1,939,392	321,259
Dona Francisca Energética S.A.	255,483	225,870	81,794	30,891
Foz do Chopim Energética Ltda	47,223	42,469	30,095	18,334
[1]This data was adjusted to COPEL's practices.

8.6 New Projects

Wind Farm Portfolio

COPEL has 411 MW of estimated installed capacity at wind projects. These projects, when commercial operations, will add to the portfolio of 224 MW Company.

Wind Farm	Installed Capacity (MW)	Assured Power (Average MW)
N.S. Conceição do NE	12.0	6.8
Fazenda Nova do NE	12.0	7.3
Dreen Pedra Grande	27.0	15.2
Complexo Alto Oriente	171.0	87.7
Complexo Jandaira	120.0	69.3
Complexo Caiçara do Norte	69.0	37.7
Total	411.0	224.0

42

s subject to rounding.

São Jerônimo Hydroelectric Power Plant

The project comprises the future São Jerônimo Hydroelectric Power Plant, with an estimated installed capacity of 331 MW, located on the Tibagi River, in Paraná State. This project’s implementation will be based on the concession for the use of public assets in ANEEL Auction Notice 02/2001 and has been awarded to Consórcio São Jerônimo, in which COPEL holds a 41.2% interest. The beginning of the works depends on authorization by the National Congress, pursuant to article 231, paragraph 3 of the Federal Constitution, as the plant’s reservoir is in indigenous areas.

Small Hydroelectric Power Plant (SHP) Projects

COPEL holds interests in certain power generation projects in small hydropower plants with a joint installed capacity of 206.2 MW. The following table presents the main features of these projects:

Project	Estimated Installed Capacity (MW)	Estimated Assured Power (Average MW)	COPEL' Stake (%)
SHP Bela Vista	29.0	18.0	36.0
SHP Dois Saltos	25.0	13.6	30.0
SHP Foz do Curucaca	29.5	16.2	15.0
SHP Salto Alemã	29.0	15.9	15.0
SHP São Luiz	26.0	14.3	15.0
SHP Pinhalzinho	10.9	5.9	30.0
SHP Alto Chopim	20.3	11.2	15.0
SHP Burro Branco	10.0	5.1	30.0
SHP Rancho Grande	17.7	9.7	15.0
SHP Foz do Turvo	8.8	4.7	30.0
Total	206.2	114.6

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel Get and accepted by ANEEL in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

Project	Estimated Installed Capacity (MW)
HPP Apertados¹	139.0
HPP Comissário	140.0
HPP Foz do Piquiri	93.2
HPP Ercilândia¹	87.1
¹ Projects pre-qualified for the 20th A-5 auction. Pending Preliminary Environmental License.

The public hearings, a legal requirement for the preliminary environmental license by the environmental licensing body (Paraná Environmental Institute – IAP) for the Apertados and Ercilândia Hydroelectric Power were held from November 3 to November 6, 2014. The preliminary environmental license is a condition for the technical qualification of the projects in the new energy auctions promoted by ANEEL.

43

s subject to rounding.

Tapajós Hydroelectric Complex

COPEL has entered into a Technical Cooperation Agreement with eight other companies to develop studies on the Tapajós and Jamanxim Rivers in the North region, comprising the environmental assessment of the Tapajós river basin and the feasibility of the Tapajós River Complex, comprising five plants, with a joint installed capacity of 10,682 MW.

The plants currently under study are: Jatobá, with 2,338 MW, and São Luiz do Tapajós, the biggest, with 6,133 MW, both on the Tapajós River. On the Jamanxim River, we will study the hyroelectric power plants Cachoeira do Caí (802 MW), Cachoeira dos Patos (528 MW) and Jamanxim (881 MW).

The technical and economic feasibility study of the São Luiz do Tapajós hydroelectric power plant (EVTE) was delivered to Aneel in April 2014. The document presents a study of the technical and economic conditions that comprise one of the feasibility aspects of building the plant, with an estimated installed capacity of 8,000 MW. The agency will now analyze the study and completes this process, wich will be incorporated into the documentation that will underpin the bid notice for the plant’s concession.

Oil and Gas Exploration and Production

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the SPC Paraná Gás Exploração e Produção S.A formed by COPEL (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,297-km²area in the midwestern region of Paraná State. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, with an estimated duration of six years.

Signature Bonus: R$12.5 million

Exploration Program: R$78.1 million

44

s subject to rounding.

9. Other Information

9.1 Human Resources

COPEL’s workforce closed the 9M14 at 8,631 employees distributed as as shown in the graph. In 9M14, COPEL reduced its number of employees by 3.4% over the same period last year. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

Headcount	2011	2012	2013	9M14
Geração e Transmissão	1,863	1,841	1,702	1,562
Distribuição	7,034	7,169	6,375	6,107
Telecomunicações	503	458	434	597
Holding	-	-	136	336
Participações	-	-	-	11
Renováveis	-	-	-	18
TOTAL	9,400	9,468	8,647	8,631

On September 30, 2014, Copel Distribuição had 4,291,924 customers, representing a consumer-to-employee ratio of 703. Compagas, Elejor and UEG Araucária, companies in which COPEL holds a majority interest, had 158, 7 and 14 employees, respectively.

45

s subject to rounding.

9.2 Main Operational Indicators

Generation		Installed capacity (MW)	Transmission

Copel GeT			Copel GeT
In operation		4,754.4	In operation
Hydroeletric	18	4,731.9	Transmission Lines (km)	2,205
Thermal	1	20.0	Substation (amount)	33
Wind power	1	2.5	Under construction
Under construction		405.0	Transmission Lines (km)	697
Hydroeletric	2	405.0	Substation (amount)	3
Copel Holding			Partnership
In operation		94.0	In operation
Wind farms	4	94.0	Transmission Lines (km)	1,077
Under construction		379.2	Substation (amount)	4
Wind farms	14	379.2	Under construction
Partnership			Transmission Lines (km)	4,140
In operation		606.0	Substation (amount)	8
Hydroeletric	5	218.7
Thermal	1	387.3	Distribuition
Under construction		108.0
Wind farms	4	108.0	Distribution lines (km)	189,342
			Substations	361
Telecommunication			Installed power substations (MVA)	10,693
			Municipalities served ²	395
Optical cables backbone network (km)		9,586	Locations served	1,113
Optical cables access network (km)		17,382	Captive customers	4,291,924
Cities served in Parana State		399	Customers by distribution employee	703
Cities served in Santa Catarina State		2	DEC (in hundredths of an hour and minute)	10.05
Customers		17,130	FEC (number of outages)	6.51

Administration

Total employees		8,631
Copel Geração e Transmissão		1,562	Copel Participações	11
Copel Distribuição		6,107	Copel Renováveis	18
Copel Telecomunicações		597	Copel Holding	336

46

s subject to rounding.

9.3 3Q14 Results Conference Call

Information about 3Q14 Results Conference Call:

>     Tuesday, Nov 18, 2014, at 3:00 p.m. (Brasília time)

>     Telephone: (+1 516) 300 1066

>     Code: COPEL

A live webcast of the conference call will be available at: www.copel.com/ri

Please connect 15 minutes before the call.

Investor Relations – COPEL

ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

47

s subject to rounding.

Exhibit I – Consolidated Cash Flow Statement

R$'000
Consolidated Cash Flow	9M14	9M13
Cash flow from operating activities
Net income for the period	1,064,752	923,222
Adjustments to reconcile net income with the cash provided by operating activities	1,528,641	1,231,156
Depreciation	272,528	265,189
Amortization of intangible assets - concession	184,042	169,783
Amortization of intangible assets - other	5,330	5,075
Amortization of investiments - concession rigths	565	565
Unrealized monetary and exchange variations, net	237,690	11,245
Remuneration of accounts receivable related to the concession	(45,210)	(22,756)
Equity in earnings of subsidiaries	(120,051)	(57,032)
Income Tax and Social Contribution	674,926	567,056
Deferred Income Tax and Social Contribution	(244,088)	(130,604)
Provision for doubtful accounts	67,680	33,423
Provision for tax credit losses	1,657	(624)
Reversal of provision for losses from devaluation of investments	(2,168)	-
Provision (reversal) for legal claims	206,576	118,280
Provisions for post employment benefits	157,528	146,555
Provision for research and development and energy efficiency	84,018	58,940
Write off of intangible assets related to concession - goodwill	20,660	41,977
Loss on disposal of investments	20,590	-
Write off of property, plant, and equipment	2,460	9,523
Write off of intangible assets	3,908	14,561
Decrese (increase) in assets	(286,278)	409,912
Increase (reduction) of liabilities	(1,089,574)	(1,324,316)
Net cash generated by operating activities	1,217,541	1,239,974
Cash flow from investing activities
Bonds and securities	(192,292)	172,172
Additions in investments	(395,526)	(393,995)
Additions to property, plant, and equipment	(639,563)	(255,684)
Additions to intangible assets related to the concessions	(827,378)	(722,713)
Additions to intangible assets - concession and permission rigths	(34,834)	-
Customer contributions	127,673	115,104
Additions to other intangible assets	(19,824)	(279,465)
Net cash generated (used) by investing activities	(1,981,744)	(1,364,581)
Cash flow from financing activities
Loans and financing obtained	121,556	217,450
Debentures Issued	1,373,982	203,000
Amortization of principal amounts of loans and financing	(402,602)	(36,295)
Amortization of principal amounts of debentures	(30,456)	-
Dividends and interest on own capital paid	(249,787)	(186,949)
Net cash used by financing activities	812,693	197,206
Increase (decrease) in cash and cash equivalents	48,490	72,599
Cash and cash equivalents at the beginning of the year	1,741,632	1,459,217
Cash and cash equivalents at the end of the year	1,790,122	1,531,816
Variation in cash and cash equivalents	48,490	72,599

48

s subject to rounding.

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

							R$'000
Income Statement	3Q14	2Q14	3Q13	Var.%	9M14	9M13	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	641,141	810,142	597,220	7.4	2,294,432	2,021,102	13.5
Electricity sales to final customers	148,118	121,833	116,988	26.6	379,358	342,107	10.9
Electricity sales to distributors	373,702	570,502	404,654	(7.6)	1,571,690	1,474,454	6.6
Use of the main distribution and transmission grid	57,137	41,584	39,741	43.8	144,382	112,714	28.1
Construction revenue	49,765	67,412	24,214	105.5	166,704	58,663	184.17
Other operating revenues	12,419	8,811	11,623	6.8	32,298	33,164	(2.6)
Operating costs and expenses	(530,181)	(385,794)	(360,580)	47.0	(1,277,258)	(1,049,996)	21.6
Electricity purchased for resale	(175,614)	(30,601)	(28,616)	513.7	(225,286)	(91,689)	145.7
Use of main distribution and transmission grid	(58,842)	(53,049)	(52,721)	11.6	(164,540)	(152,474)	7.9
Personnel and management	(49,497)	(50,503)	(56,448)	(12.3)	(146,741)	(176,923)	(17.1)
Pension and healthcare plans	(12,427)	(12,110)	(12,982)	(4.3)	(37,479)	(36,025)	4.0
Materials and supplies	(4,364)	(3,125)	(4,374)	(0.2)	(12,321)	(10,689)	15.3
Materials and supplies for power eletricity	(6,521)	(5,434)	(5,190)	25.6	(15,891)	(17,810)	(10.8)
Third-party services	(26,459)	(26,067)	(25,430)	4.0	(81,036)	(71,230)	13.8
Depreciation and amortization	(72,077)	(72,665)	(69,809)	3.2	(217,995)	(210,526)	3.5
Provisions and reversals	(29,629)	(35,228)	(19,259)	53.8	(86,562)	(71,524)	21.0
Construction cost	(49,498)	(58,983)	(25,755)	92.2	(166,441)	(64,595)	157.7
Other cost and expenses	(45,253)	(38,029)	(59,996)	(24.6)	(122,966)	(146,511)	(16.1)
EQUITY IN EARNINGS OF SUBSIDIARIES	65,515	84,636	7,682	752.8	239,863	34,705	591.1
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	176,475	508,984	244,322	(27.8)	1,257,037	1,005,811	25.0
FINANCIAL RESULTS	36,819	35,906	20,480	79.8	108,679	82,742	31.3
Financial income	44,903	44,948	30,126	49.1	135,699	111,015	22.2
Financial expenses	(8,084)	(9,042)	(9,646)	(16.2)	(27,020)	(28,273)	(4.4)
OPERATIONAL EXPENSES/ INCOME	213,294	544,890	264,802	(19.5)	1,365,716	1,088,553	25.5
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(47,807)	(155,128)	(86,884)	(45.0)	(378,912)	(354,863)	6.8
Income tax and social contribution on profit	(79,461)	(191,680)	(109,250)	(27.3)	(487,588)	(470,559)	3.6
Deferred income tax and social contribution on profit	31,654	36,552	22,366	41.5	108,676	115,696	(6.1)
NET INCOME (LOSS)	165,487	389,762	177,918	(7.0)	986,804	733,690	34.5
EBITDA	248,552	581,649	314,130	(20.9)	1,475,032	1,216,337	21.3

49

s subject to rounding.

Income Statement – Copel Distribuição

							R$'000
Income Statement	3Q14	2Q14	3Q13	Var.%	9M14	9M13	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	2,069,990	1,617,696	1,526,869	35.6	5,327,418	4,323,296	23.2
Electricity sales to final customers	1,081,858	799,132	764,336	41.5	2,694,832	2,097,329	28.5
Electricity sales to distributors	137,882	41,219	25,578	439.1	205,320	74,180	176.8
Use of the main distribution and transmission grid	548,288	479,845	489,743	12.0	1,559,455	1,430,257	9.0
Construction revenue	268,820	253,976	217,828	23.4	753,712	620,399	21.5
Other operating revenues	33,142	43,524	29,384	12.8	114,099	101,131	12.8
OPERATING COSTS AND EXPENSES	(1,967,265)	(1,968,033)	(1,536,521)	28.0	(5,650,147)	(4,437,388)	27.3
Electricity purchased for resale	(1,179,253)	(1,230,882)	(884,245)	33.4	(3,445,283)	(2,479,599)	38.9
Use of main distribution and transmission grid	(119,874)	(86,914)	(60,782)	97.22	(297,712)	(164,182)	81.3
Personnel and management	(131,225)	(133,190)	(147,159)	(10.8)	(395,265)	(470,762)	(16.0)
Pension and healthcare plans	(29,898)	(29,209)	(31,500)	(5.1)	(90,392)	(89,481)	1.0
Materials and supplies	(13,805)	(14,198)	(10,577)	30.5	(40,745)	(37,837)	7.7
Third-party services	(71,971)	(70,706)	(75,210)	(4.3)	(205,269)	(225,458)	(9.0)
Depreciation and amortization	(55,488)	(54,853)	(51,431)	7.9	(164,740)	(151,459)	8.8
Provisions and reversals	(80,196)	(50,827)	(9,606)	734.9	(168,940)	(102,465)	64.9
Construction cost	(268,820)	(253,976)	(217,828)	23.4	(753,712)	(620,399)	21.5
Other cost and expenses	(16,735)	(43,278)	(48,183)	(65.3)	(88,089)	(95,745)	(8.0)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	102,725	(350,337)	(9,652)	-	(322,729)	(114,091)	182.9
FINANCIAL RESULTS	(24,745)	27,330	73,929	-	58,410	181,166	(67.8)
Financial income	16,283	63,114	131,839	(87.6)	183,050	337,444	-
Financial expenses	(41,028)	(35,784)	(57,910)	(29.2)	(124,640)	(156,278)	-
OPERATIONAL EXPENSES/ INCOME	77,980	(323,007)	64,277	21.32	(264,319)	67,075	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(26,645)	108,685	(22,121)	20.45	86,757	(24,437)	-
Income tax and social contribution on profit	(2,337)	2,549	3	-	(2,337)	(45,335)	(94.8)
Deferred income tax and social contribution on profit	(24,308)	106,136	(22,124)	-	89,094	20,898	326.3
NET INCOME (LOSS)	51,335	(214,322)	42,156	21.8	(177,562)	42,638	-
EBITDA	158,213	(295,484)	41,779	278.7	(157,989)	37,368	-

50

s subject to rounding.

Income Statement– Copel Telecomunicações

							R$'000
Income Statement	3Q14	2Q14	3Q13	Var.%	9M14	9M13	Var %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	54,139	49,179	48,100	12.6	151,681	139,659	8.6
Revenues from telecommunications	52,641	47,646	46,398	13.5	147,077	134,565	9.3
Other operating revenues	1,498	1,533	1,702	(12.0)	4,604	5,094	(9.6)
OPERATING COSTS AND EXPENSES	(32,091)	(29,357)	(30,723)	4.5	(89,397)	(88,805)	0.7
Personnel and management	(12,622)	(11,326)	(12,195)	3.5	(34,272)	(37,451)	(8.5)
Pension and healthcare plans	(2,054)	(1,850)	(2,337)	(12.1)	(5,970)	(5,875)	1.6
Materials and supplies	(411)	(296)	(287)	43.3	(994)	(1,048)	(5.1)
Third-party services	(5,795)	(5,284)	(4,975)	16.5	(15,366)	(13,425)	14.5
Depreciation and amortization	(7,145)	(7,119)	(7,105)	0.6	(21,057)	(21,256)	(0.9)
Provisions and reversals	(808)	(581)	(489)	65.2	(2,540)	(2,059)	23.4
Other cost and expenses	(3,256)	(2,901)	(3,335)	(2.4)	(9,198)	(7,690)	19.6
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	22,048	19,822	17,377	26.9	62,284	50,854	22.5
FINANCIAL RESULTS	724	746	1,105	(34.5)	2,711	2,619	4
Income tax and social contribution on profit	1,110	1,132	1,493	(25.7)	3,278	3,714	(12)
Deferred income tax and social contribution on profit	(386)	(386)	(388)	(0.5)	(567)	(1,095)	(48)
OPERATIONAL EXPENSES / INCOME	22,772	20,568	18,482	23.2	64,995	53,473	21.5
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(7,671)	(6,979)	(6,125)	25.2	(21,999)	(17,981)	22.3
Income tax and social contribution on profit	(8,520)	(6,263)	(5,942)	43.4	(22,920)	(17,891)	28.1
Deferred income tax and social contribution on profit	849	(716)	(183)	-	921	(90)	-
NET INCOME (LOSS)	15,101	13,589	12,357	22.2	42,996	35,492	21.1
EBITDA	29,193	26,941	24,482	19.2	83,341	72,110	15.6

51

s subject to rounding.

 Exhibit III – Financial Statements by Company

Balance Sheet by Company

R$'000
Assets - Sep/14	GeT	DIS	TEL	COM	ELE	UEGA	Other ¹	HOL	Eliminations	Consolidated
CURRENT	1,884,149	2,010,520	54,374	163,244	61,857	756,579	282,699	746,714	(550,845)	5,409,291
Cash and cash equivalents	1,021,027	230,743	11,481	36,686	39,910	3,987	279,557	166,731	-	1,790,122
Bonds and securities	106,284	47,446	-	-	-	403,293	-	151	-	557,174
Collaterals and escrow accounts	8,042	1,454	-	527	-	-	-	-	-	10,023
Customers	253,752	1,258,687	25,216	102,161	20,211	342,319	-	-	(101,968)	1,900,378
Dividends receivable	1,337	-	-	-	-	-	-	448,183	(434,485)	15,035
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	90,773	-	90,773
Account receivable related to concession	6,626	-	-	-	-	-	-	-	-	6,626
Accounts receivable related to the concession extension	293,467	-	-	-	-	-	-	-	-	293,467
Other current receivables	141,944	280,808	3,880	654	1,506	1,149	1,364	18,958	(14,391)	435,872
Inventories	30,104	101,559	9,623	775	-	-	-	-	-	142,061
Income tax and social contribution	234	8,393	264	2,843	-	-	865	21,918	-	34,517
Other current recoverable taxes	18,790	64,103	3,906	19,140	-	5,831	9	-	-	111,779
Prepaid expenses	2,542	17,327	4	458	230	-	903	-	-	21,464
Related parties	-	-	-	-	-	-	1	-	(1)	-
NON-CURRENT	9,256,583	6,121,974	484,123	301,857	676,156	400,814	303,956	14,927,785	(12,387,856)	20,085,392
Long Term Assets	1,012,297	4,778,809	52,652	50,936	30,010	229	2,488	2,025,722	(66,108)	7,887,035
Bonds and securities	126,970	8,105	-	-	-	-	-	-	-	135,075
Collaterals and escrow accounts	-	48,319	-	-	-	-	-	-	-	48,319
Customers	4,269	43,751	26,402	-	-	-	-	-	-	74,422
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,247,170	-	1,247,170
Judicial deposits	54,396	392,670	5,016	190	37	229	27	273,689	-	726,254
Account receivable related to concession	592,841	3,483,073	-	270	-	-	-	-	-	4,076,184
Accounts receivable related to the concession extension	160,218	-	-	-	-	-	-	-	-	160,218
Other receivables	20,165	16,616	-	5,291	-	-	(36)	171	-	42,207
Income tax and social contribution	539	13,635	-	-	-	-	-	182,250	-	196,424
Other recoverable taxes	52,899	68,810	4,830	35,446	-	-	-	-	-	161,985
Deferred income tax and social contribution	-	703,830	16,404	9,542	29,973	-	-	129,964	-	889,713
Receivables from subsidiaries	-	-	-	197	-	-	-	-	-	197
Prepaid Expenses	-	-	-	-	-	-	2,497	192,478	(66,108)	128,867
Investments	1,386,022	1,374	-	-	-	-	-	12,899,007	(12,654,324)	1,632,079
Property, Plant and Equipment, net	6,808,124	-	416,589	-	454,442	400,442	299,919	49	-	8,379,565
Intangible Assets	50,140	1,341,791	14,882	250,921	191,704	143	1,549	3,007	332,576	2,186,713
TOTAL	11,140,732	8,132,494	538,497	465,101	738,013	1,157,393	586,655	15,674,499	(12,938,701)	25,494,683
¹ Wind Farms, Copel Renováveis and Copel Participações

52

subject to rounding.

										R$'000
Assets - Sep/13	GeT	DIS	TEL	COM	ELE	UEGA	Other ¹	HOL	Eliminations	Consolidated
CURRENT	1,597,205	2,190,625	90,923	91,312	76,847	271,861	6,120	1,725,572	(1,415,789)	4,634,676
Cash and cash equivalents	593,603	602,862	32,643	35,714	52,681	24,169	6,008	184,136	-	1,531,816
Bonds and securities	157,567	112,571	-	-	4,418	234,443	-	184	-	509,183
Collaterals and escrow accounts	-	1,009	-	1,045	-	-	-	-	-	2,054
Customers	263,545	1,038,544	35,492	45,312	18,726	-	-	-	(45,770)	1,355,849
Dividends receivable	20	-	-	-	-	-	-	467,661	(459,507)	8,174
CRC transferred to the State Government of Paraná	-	82,009	-	-	-	-	-	-	-	82,009
Account receivable related to concession	4,463	-	-	-	-	-	-	-	-	4,463
Accounts receivable related to the concession extension	352,161	-	-	-	-	-	-	-	-	352,161
Other current receivables	175,905	158,612	2,725	1,626	816	7,514	-	85	(609)	346,674
Inventories	30,563	93,325	9,522	883	-	-	-	-	-	134,293
Income tax and social contribution	729	39,481	5,933	-	-	5,281	12	160,576	-	212,012
Other current recoverable taxes	15,481	46,481	4,109	6,309	11	454	-	-	-	72,845
Prepaid expenses	3,168	15,731	499	423	195	-	100	-	3,027	23,143
Receivables from subsidiaries	-	-	-	-	-	-	-	912,930	(912,930)	-
NON-CURRENT	8,376,974	6,513,945	382,279	217,299	702,963	439,912	67,357	12,459,316	(11,628,606)	17,531,439
Long Term Assets	935,294	5,152,059	21,265	14,692	27,821	8,724	202	444,294	(65,251)	6,539,100
Bonds and securities	53,535	53,408	-	-	-	-	-	-	-	106,943
Collaterals and escrow accounts	-	44,309	-	-	-	-	-	-	-	44,309
Customers	6,166	38,464	5	1,317	-	-	-	-	(1,317)	44,635
CRC transferred to the State Government of Paraná	-	1,296,240	-	-	-	-	-	-	-	1,296,240
Judicial deposits	26,866	298,513	1,667	341	46	229	-	271,999	-	599,661
Account receivable related to concession	338,192	2,767,906	-	-	-	-	-	-	-	3,106,098
Accounts receivable related to the concession extension	453,685	-	-	-	-	-	-	-	-	453,685
Other receivables	4,252	9,312	-	12,818	-	-	-	-	-	26,382
Income tax and social contribution	-	-	-	-	-	8,495	-	-	-	8,495
Other recoverable taxes	52,598	61,571	5,000	-	-	-	-	-	-	119,169
Deferred income tax and social contribution	-	582,336	14,593	-	27,775	-	-	108,361	-	733,065
Advances to suppliers	-	-	-	216	-	-	202	-	-	418
Receivables from subsidiaries	-	-	-	-	-	-	-	63,934	(63,934)	-
Investments	779,053	4,012	-	-	-	-	-	12,015,022	(11,861,852)	936,235
Property, Plant and Equipment, net	6,617,326	-	344,944	-	471,839	431,006	66,321	-	-	7,931,436
Intangible Assets	45,301	1,357,874	16,070	202,607	203,303	182	834	-	298,497	2,124,668
TOTAL	9,974,179	8,704,570	473,202	308,611	779,810	711,773	73,477	14,184,888	(13,044,395)	22,166,115
¹ Wind Farms

53

subject to rounding.

										R$'000
Liabilities -Sep/14	GeT	DIS	TEL	COM	ELE	UEGA	Other ¹	HOL	Eliminations	Consolidated
CURRENT	1,318,638	1,884,650	56,344	121,433	121,764	132,529	352,173	301,804	(552,051)	3,737,284
Social charges and accruals	44,257	132,076	16,301	6,301	280	170	1,713	12,889	-	213,987
Associated companies and parent company	-	-	-	-	-	-	1	-	(1)	-
Suppliers	372,296	857,220	10,559	109,760	14,808	78,931	6,047	2,623	(116,354)	1,335,890
Income Tax and Social Contribution payable	313,436	-	3,027	-	10,041	41,925	93	-	-	368,522
Other taxes	24,020	221,187	4,174	1,501	1,635	9,688	1,497	20	-	263,722
Loans and financing	78,331	385,541	5,729	-	-	-	-	222,309	(1,211)	690,699
Debentures	-	48,909	-	1,072	40,488	-	333,150	41,237	-	464,856
Minimum compulsary dividend payable	-	-	-	-	-	-	-	-	-	-
Dividends payable	419,876	-	14,604	1,208	-	-	5	3,372	(434,485)	4,580
Post employment benefits	7,994	21,841	1,071	-	-	-	-	12	-	30,918
Customer charges due	7,544	16,442	-	-	-	-	-	-	-	23,986
Research and development and energy efficiency	16,575	102,342	-	-	3,704	1,793	-	-	-	124,414
Payables related to concession - Use of Public Property	3,250	-	-	-	49,686	-	-	-	-	52,936
Other accounts payable	31,059	99,092	879	1,591	1,122	22	9,667	19,342	-	162,774
NON-CURRENT	2,662,090	2,760,828	85,363	60,940	514,601	6,178	133,540	1,992,115	(211,604)	8,004,051
Associated companies and parent company	-	-	16,000	-	-	-	133,204	-	(149,204)	-
Suppliers	22,188	10,737	-	-	-	-	-	-	-	32,925
Tax liabilities	17,655	59,789	3,406	-	-	-	33	684	-	81,567
Deferred income tax and social contribution	312,101	-	-	-	-	-	-	-	-	312,101
Loans and financing	1,259,000	414,267	28,817	-	-	-	-	699,849	(62,400)	2,339,533
Debentures	-	998,833	-	41,813	121,602	-	-	994,646	-	2,156,894
Post-employment benefits	303,855	633,394	31,782	2,499	-	-	-	18,333	-	989,863
Research and development and energy efficiency	68,938	143,046	-	-	-	6,178	-	-	-	218,162
Payables related to the concession - Use of Public Property	33,235	-	-	-	392,598	-	-	-	-	425,833
Other payables	-	-	-	-	-	-	231	-	-	231
Tax, social security, labor and civil provisions	645,118	500,762	5,358	16,628	401	-	72	278,603	-	1,446,942
EQUITY	7,160,004	3,487,016	396,790	282,728	101,648	1,018,686	100,942	13,380,580	(12,175,046)	13,753,348
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440	106,599	6,910,000	(7,356,718)	6,910,000
AFAC	-	293,000	-	-	-	-	-	-	(293,000)	-
Equity valuation adjustments	1,070,248	(150,203)	(4,940)	-	256	-	-	904,472	(915,361)	904,472
Legal Reserves	297,179	135,294	9,093	18,220	4,541	-	9	624,849	(464,336)	624,849
Retained earnigs	1,225,880	761,646	109,243	81,148	29,887	-	177	3,897,833	(2,207,981)	3,897,833
Accrued earnings (losses)	1,060,703	(177,562)	42,996	47,417	31,461	311,246	(5,843)	1,043,426	(1,310,418)	1,043,426
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	372,768	372,768
TOTAL	11,140,732	8,132,494	538,497	465,101	738,013	1,157,393	586,655	15,674,499	(12,938,701)	25,494,683
¹ Wind Farms, Copel Renováveis and Copel Participações

54

subject to rounding.

										R$'000
Liabilities - Sep/13	GeT	DIS	TEL	COM	ELE	UEGA	Other ¹	HOL	Eliminations	Consolidated
CURRENT	1,258,590	2,475,880	50,240	64,527	133,585	4,747	1,255	626,089	(1,420,071)	3,194,842
Social charges and accruals	90,950	205,061	22,229	5,230	316	139	-	249	-	324,174
Associated companies and parent company	-	909,903	-	-	-	-	-	-	(909,903)	-
Suppliers	279,818	652,534	9,447	53,958	1,907	3,909	1,123	2,186	(46,267)	958,615
Income Tax and Social Contribution payable	312,832	-	1,716	1,716	8,818	-	-	-	-	325,082
Other taxes	26,133	170,952	3,395	1,765	30,903	682	132	420	(110)	234,272
Loans and financing	64,662	172,432	3,811	-	-	-	-	540,900	(4,284)	777,521
Debentures	-	37,512	-	-	40,488	-	-	-	-	78,000
Minimum compulsary dividend payable	-	-	-	-	-	-	-	-	-	-
Dividends payable	392,525	59,000	7,982	1,208	-	-	-	82,225	(459,507)	83,433
Post employment benefits	6,754	18,316	926	-	-	-	-	-	-	25,996
Customer charges due	36,153	11,074	-	-	-	-	-	-	-	47,227
Research and development and energy efficiency	14,654	127,826	-	-	2,575	-	-	-	-	145,055
Payables related to concession - Use of Public Property	1,653	-	-	-	47,593	-	-	-	-	49,246
Other payables	32,456	111,270	734	650	985	17	-	109	-	146,221
NON-CURRENT	1,844,503	2,725,514	62,791	5,698	546,601	-	6,027	730,424	(66,762)	5,854,796
Associated companies and parent company	-	-	-	-	-	-	5,795	-	(5,795)	-
Suppliers	59,086	-	-	-	-	-	-	-	(1,317)	57,769
Tax liabilities	-	-	-	-	-	-	-	-	-	-
Deferred income tax and social contribution	456,454	-	-	2,183	-	-	-	-	-	458,637
Loans and financing	449,908	624,489	34,383	-	-	-	-	452,996	(59,650)	1,502,126
Debentures	-	998,301	-	-	162,104	-	-	-	-	1,160,405
Post-employment benefits	261,200	577,944	25,774	2,807	-	-	-	-	-	867,725
Research and development and energy efficiency	54,190	94,988	-	-	-	-	-	-	-	149,178
Payables related to the concession - Use of Public Property	31,277	-	-	-	384,197	-	-	-	-	415,474
Other payables	-	-	-	-	-	-	232	-	-	232
Tax, social security, labor and civil provisions	532,388	429,792	2,634	708	300	-	-	277,428	-	1,243,250
EQUITY	6,871,086	3,503,176	360,171	238,386	99,624	707,026	66,195	12,828,375	(11,557,562)	13,116,477
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440	69,060	6,910,000	(7,319,179)	6,910,000
Equity valuation adjustments	1,183,516	(139,752)	(2,327)	-	2,088	-	-	1,033,924	(1,043,525)	1,033,924
Legal Reserves	247,134	135,294	6,706	17,295	2,444	-	8	571,221	(408,881)	571,221
Retained earnigs	1,123,315	840,155	79,902	69,067	34,827	-	148	3,337,295	(2,147,414)	3,337,295
Accrued earnings (losses)	811,127	42,638	35,492	16,081	24,762	(414)	(3,021)	975,935	(926,665)	975,935
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	288,102	288,102
TOTAL	9,974,179	8,704,570	473,202	308,611	779,810	711,773	73,477	14,184,888	(13,044,395)	22,166,115

55

subject to rounding.

Income Statement by Company

R$'000

Income Statement 3Q14	GeT	DIS	TEL	COM	ELE	UEGA	Other ¹	HOL	Eliminations	Consolidated
NET OPERATING INCOME	641,141	2,069,990	54,139	421,030	59,058	465,758	-	-	(424,232)	3,286,884
Electricity sales to final customers	148,118	1,081,858	-	-	-	-	-	-	(746)	1,229,230
Electricity sales to distributors	373,702	137,882	-	-	59,058	465,444	-	-	(77,973)	958,113
Use of the main distribution and transmission grid (TUSD/ TUST)	57,137	548,288	-	-	-	-	-	-	(18,009)	587,416
Construction revenue	49,765	268,820	-	26,852	-	-	-	-	-	345,437
Telecommunications	-	-	52,641	-	-	-	-	-	(9,750)	42,891
Distribution of piped gas	-	-	-	394,177	-	-	-	-	(307,255)	86,922
Other operating revenues	12,419	33,142	1,498	1	-	314	-	-	(10,499)	36,875
OPERATING COSTS AND EXPENSES	(530,181)	(1,967,265)	(32,091)	(421,246)	(48,128)	(371,788)	(2,092)	(32,272)	424,229	(2,980,834)
Energy purchased for resale	(175,614)	(1,179,253)	-	-	(34,039)	-	-	-	77,973	(1,310,933)
Charges of the main distribution and transmission grid	(58,842)	(119,874)	-	-	(2,057)	(4,539)	-	-	17,424	(167,888)
Personnel and management	(49,497)	(131,225)	(12,622)	(6,336)	(628)	(381)	(2,188)	(20,309)	-	(223,186)
Private pension and health plans	(12,427)	(29,898)	(2,054)	(512)	-	(53)	(195)	(2,615)	-	(47,754)
Materials	(4,364)	(13,805)	(411)	(730)	(50)	(36)	(4)	(189)	-	(19,589)
Raw material and supplies - energy production	(6,521)	-	-	-	-	(343,497)	-	-	307,702	(42,316)
Natural gas and supplies for gas business	-	-	-	(359,280)	-	-	-	-	-	(359,280)
Third-party services	(26,459)	(71,971)	(5,795)	(5,258)	(2,186)	(13,157)	470	(1,653)	21,253	(104,756)
Depreciation and amortization	(72,077)	(55,488)	(7,145)	(4,086)	(6,707)	(8,612)	-	(188)	-	(154,303)
Provisions and reversals	(29,629)	(80,196)	(808)	(15,961)	(101)	-	(72)	(144)	-	(126,911)
Construction cost	(49,498)	(268,820)	-	(26,852)	-	-	-	-	-	(345,170)
Other operating costs and expenses	(45,253)	(16,735)	(3,256)	(2,231)	(2,360)	(1,513)	(103)	(7,174)	(123)	(78,748)
EQUITY IN EARNINGS OF SUBSIDIARIES	65,515	-	-	-	-	-	-	260,031	(290,077)	35,469
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	176,475	102,725	22,048	(216)	10,930	93,970	(2,092)	227,759	(290,080)	341,519
FINANCIAL RESULTS	36,819	(24,745)	724	(493)	(12,455)	9,184	4,018	(29,195)	4	(16,139)
Income tax and social contribution on profit	44,903	16,283	1,110	994	904	9,325	4,095	38,029	(47)	115,596
Deferred income tax and social contribution on profit	(8,084)	(41,028)	(386)	(1,487)	(13,359)	(141)	(77)	(67,224)	51	(131,735)
EARNINGS BEFORE INCOME TAXES	213,294	77,980	22,772	(709)	(1,525)	103,154	1,926	198,564	(290,076)	325,380
Operational Profit	(79,461)	(2,337)	(8,520)	(5,403)	1,051	(31,065)	(420)	-	-	(126,155)
Deferred income tax and social contribution	31,654	(24,308)	849	5,486	(533)	-	-	21,073	-	34,221
NET INCOME	165,487	51,335	15,101	(626)	(1,007)	72,089	1,506	219,637	(290,076)	233,446
EBITDA	248,552	158,213	29,193	3,870	17,637	102,582	(2,092)	227,947	(290,080)	495,822
¹ Wind Farms, Copel Renováveis and Copel Participações

56

subject to rounding.

R$'000
Income Statement 9M14	GeT	DIS	TEL	COM	ELE	UEGA	Other ¹	HOL	Eliminations	Consolidated
NET OPERATING INCOME	2,294,432	5,327,418	151,681	1,270,394	182,172	1,508,902	-	-	(1,278,869)	9,456,130
Electricity sales to final customers	379,358	2,694,832	-	-	-	-	-	-	(1,819)	3,072,371
Electricity sales to distributors	1,571,690	205,320	-	-	182,172	1,503,616	-	-	(223,863)	3,238,935
Use of the main distribution and transmission grid (TUSD/ TUST)	144,382	1,559,455	-	-	-	-	-	-	(55,113)	1,648,724
Construction revenue	166,704	753,712	-	51,580	-	-	-	-	-	971,996
Telecommunications	-	-	147,077	-	-	-	-	-	(24,894)	122,183
Distribution of piped gas	-	-	-	1,216,859	-	-	-	-	(944,472)	272,387
Other operating revenues	32,298	114,099	4,604	1,955	-	5,286	-	-	(28,708)	129,534
OPERATING COSTS AND EXPENSES	(1,277,258)	(5,650,147)	(89,397)	(1,198,774)	(80,852)	(1,098,254)	(7,670)	(94,113)	1,278,983	(8,217,482)
Energy purchased for resale	(225,286)	(3,445,283)	-	-	(38,781)	-	-	-	223,860	(3,485,490)
Charges of the main distribution and transmission grid	(164,540)	(297,712)	-	-	(5,943)	(11,914)	-	-	54,248	(425,861)
Personnel and management	(146,741)	(395,265)	(34,272)	(19,263)	(1,996)	(1,090)	(5,947)	(67,050)	-	(671,624)
Private pension and health plans	(37,479)	(90,392)	(5,970)	(1,475)	-	(64)	(548)	(8,445)	-	(144,373)
Materials	(12,321)	(40,745)	(994)	(1,331)	(124)	(99)	(6)	(353)	-	(55,973)
Raw material and supplies - energy production	(15,891)	-	-	-	-	(1,021,431)	-	-	944,896	(92,426)
Natural gas and supplies for gas business	-	-	-	(1,060,586)	-	-	-	-	-	(1,060,586)
Third-party services	(81,036)	(205,269)	(15,366)	(14,357)	(6,502)	(34,453)	(234)	(4,129)	56,086	(305,260)
Depreciation and amortization	(217,995)	(164,740)	(21,057)	(12,163)	(20,119)	(25,825)	(1)	(565)	-	(462,465)
Provisions and reversals	(86,562)	(168,940)	(2,540)	(15,838)	(101)	-	(72)	(1,860)	-	(275,913)
Construction cost	(166,441)	(753,712)	-	(51,580)	-	-	-	-	-	(971,733)
Other operating costs and expenses	(122,966)	(88,089)	(9,198)	(22,181)	(7,286)	(3,378)	(862)	(11,711)	(107)	(265,778)
EQUITY IN EARNINGS OF SUBSIDIARIES	239,863	-	-	-	-	-	-	1,032,500	(1,152,312)	120,051
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,257,037	(322,729)	62,284	71,620	101,320	410,648	(7,670)	938,387	(1,152,198)	1,358,699
FINANCIAL RESULTS	108,679	58,410	2,711	1,411	(53,661)	13,634	9,297	(3,475)	(115)	136,891
Income tax and social contribution on profit	135,699	183,050	3,278	4,716	2,886	18,740	9,481	142,975	(1,773)	499,052
Deferred income tax and social contribution on profit	(27,020)	(124,640)	(567)	(3,305)	(56,547)	(5,106)	(184)	(146,450)	1,658	(362,161)
EARNINGS BEFORE INCOME TAXES	1,365,716	(264,319)	64,995	73,031	47,659	424,282	1,627	934,912	(1,152,313)	1,495,590
Operational Profit	(487,588)	(2,337)	(22,920)	(37,231)	(16,198)	(107,350)	(1,302)	-	-	(674,926)
Deferred income tax and social contribution	108,676	89,094	921	11,617	-	-	-	33,780	-	244,088
NET INCOME	986,804	(177,562)	42,996	47,417	31,461	316,932	325	968,692	(1,152,313)	1,064,752
EBITDA	1,475,032	(157,989)	83,341	83,783	121,439	436,473	(7,669)	938,952	(1,152,198)	1,821,164
¹ Wind Farms, Copel Renováveis and Copel Participações

57

subject to rounding.

R$'000
Income Statement 3Q13	GeT	DIS	TEL	COM	ELE	UEGA	Other ¹	HOL	Eliminations	Consolidated
NET OPERATING INCOME	597,220	1,526,869	48,100	116,098	57,083	18,768	-	-	(109,508)	2,254,630
Electricity sales to final customers	116,988	764,336	-	-	-	-	-	-	(321)	881,003
Electricity sales to distributors	404,654	25,578	-	-	57,083	-	-	-	(79,314)	408,001
Use of the main distribution and transmission grid (TUSD/ TUST)	39,741	489,743	-	-	-	-	-	-	(16,438)	513,046
Construction revenue	24,214	217,828	-	9,621	-	-	-	-	-	251,663
Telecommunications	-	-	46,398	-	-	-	-	-	(10,135)	36,263
Distribution of piped gas	-	-	-	103,361	-	-	-	-	-	103,361
Other operating revenues	11,623	29,384	1,702	3,116	-	18,768	-	-	(3,300)	61,293
OPERATING COSTS AND EXPENSES	(360,580)	(1,536,521)	(30,723)	(109,177)	(13,868)	(22,698)	(163)	(414)	109,506	(1,964,638)
Energy purchased for resale	(28,616)	(884,245)	-	-	-	-	-	-	79,315	(833,546)
Charges of the main distribution and transmission grid	(52,721)	(60,782)	-	-	(1,945)	(3,817)	-	-	16,576	(102,689)
Personnel and management	(56,448)	(147,159)	(12,195)	(5,181)	(600)	(418)	-	(2,457)	-	(224,458)
Private pension and health plans	(12,982)	(31,500)	(2,337)	(405)	-	-	-	(219)	-	(47,443)
Materials	(4,374)	(10,577)	(287)	(627)	(69)	(28)	-	(1)	-	(15,963)
Raw material and supplies - energy production	(5,190)	-	-	-	-	(657)	-	-	-	(5,847)
Natural gas and supplies for gas business	-	-	-	(82,531)	-	-	-	-	-	(82,531)
Third-party services	(25,430)	(75,210)	(4,975)	(3,780)	(2,335)	(9,121)	(68)	(705)	13,706	(107,918)
Depreciation and amortization	(69,809)	(51,431)	(7,105)	(4,463)	(6,701)	(8,502)	-	(189)	-	(148,200)
Provisions and reversals	(19,259)	(9,606)	(489)	33	-	-	-	12,716	-	(16,605)
Construction cost	(25,755)	(217,828)	-	(9,621)	-	-	-	-	-	(253,204)
Other operating costs and expenses	(59,996)	(48,183)	(3,335)	(2,602)	(2,218)	(155)	(95)	(9,559)	(91)	(126,234)
EQUITY IN EARNINGS OF SUBSIDIARIES	7,682	-	-	-	-	-	-	263,427	(246,047)	25,062
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	244,322	(9,652)	17,377	6,921	43,215	(3,930)	(163)	263,013	(246,049)	315,054
FINANCIAL RESULTS	20,480	73,929	1,105	1,090	(24,005)	7,641	-	4,024	1	84,265
Income tax and social contribution on profit	30,126	131,839	1,493	1,350	363	7,651	-	28,979	(26,086)	175,715
Deferred income tax and social contribution on profit	(9,646)	(57,910)	(388)	(260)	(24,368)	(10)	-	(24,955)	26,087	(91,450)
EARNINGS BEFORE INCOME TAXES	264,802	64,277	18,482	8,011	19,210	3,711	(163)	267,037	(246,048)	399,319
Operational Profit	(109,250)	3	(5,942)	(3,246)	(8,988)	(893)	-	-	-	(128,316)
Deferred income tax and social contribution	22,366	(22,124)	(183)	432	2,457	-	-	(1,000)	-	1,948
NET INCOME	177,918	42,156	12,357	5,197	12,679	2,818	(163)	266,037	(246,048)	272,951
EBITDA	314,131	41,779	24,482	11,384	49,916	4,572	(163)	263,202	(246,049)	463,254
¹ Wind Farms

58

subject to rounding.

R$'000
Income Statement 9M13	GeT	DIS	TEL	COM	ELE	UEGA	Other ¹	HOL	Eliminations	Consolidated
NET OPERATING INCOME	2,021,102	4,323,296	139,659	324,224	161,184	94,894	-	-	(328,187)	6,736,172
Electricity sales to final customers	342,107	2,097,329	-	-	-	-	-	-	(1,659)	2,437,777
Electricity sales to distributors	1,474,454	74,180	-	-	161,184	-	-	-	(232,125)	1,477,693
Use of the main distribution and transmission grid (TUSD/ TUST)	112,714	1,430,257	-	-	-	-	-	-	(52,522)	1,490,449
Construction revenue	58,663	620,399	-	32,286	-	-	-	-	-	711,348
Telecommunications	-	-	134,565	-	-	-	-	-	(32,010)	102,555
Distribution of piped gas	-	-	-	278,989	-	-	-	-	-	278,989
Other operating revenues	33,164	101,131	5,094	12,949	-	94,894	-	-	(9,871)	237,361
OPERATING COSTS AND EXPENSES	(1,049,996)	(4,437,387)	(88,805)	(301,891)	(54,078)	(56,899)	(163)	(5,669)	328,137	(5,666,751)
Energy purchased for resale	(91,689)	(2,479,599)	-	-	(10,563)	-	-	-	232,125	(2,349,726)
Charges of the main distribution and transmission grid	(152,474)	(164,182)	-	-	(7,154)	(10,255)	-	-	52,201	(281,864)
Personnel and management	(176,923)	(470,762)	(37,451)	(15,756)	(1,921)	(1,003)	-	(7,614)	-	(711,430)
Private pension and health plans	(36,025)	(89,481)	(5,875)	(1,190)	-	-	-	(570)	-	(133,141)
Materials	(10,689)	(37,837)	(1,048)	(1,514)	(193)	(77)	-	(2)	-	(51,360)
Raw material and supplies - energy production	(17,810)	-	-	-	-	(2,518)	-	-	-	(20,328)
Natural gas and supplies for gas business	-	-	-	(223,002)	-	-	-	-	-	(223,002)
Third-party services	(71,230)	(225,458)	(13,426)	(12,023)	(7,268)	(18,519)	(68)	(3,284)	44,282	(306,994)
Depreciation and amortization	(210,526)	(151,459)	(21,256)	(11,797)	(19,878)	(25,130)	-	(566)	-	(440,612)
Provisions and reversals	(71,524)	(102,465)	(2,059)	140	-	-	-	27,184	-	(148,724)
Construction cost	(64,595)	(620,399)	-	(32,286)	-	-	-	-	-	(717,280)
Other operating costs and expenses	(146,511)	(95,745)	(7,690)	(4,463)	(7,101)	603	(95)	(20,817)	(471)	(282,290)
EQUITY IN EARNINGS OF SUBSIDIARIES	34,705	-	-	-	-	-	-	895,300	(872,973)	57,032
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,005,811	(114,091)	50,854	22,333	107,106	37,995	(163)	889,631	(873,023)	1,126,453
FINANCIAL RESULTS	82,742	181,166	2,619	2,982	(63,921)	12,600	-	14,985	48	233,221
Income tax and social contribution on profit	111,015	337,444	3,714	3,513	847	12,758	-	77,329	(69,950)	476,670
Deferred income tax and social contribution on profit	(28,273)	(156,278)	(1,095)	(531)	(64,768)	(158)	-	(62,344)	69,998	(243,449)
EARNINGS BEFORE INCOME TAXES	1,088,553	67,075	53,473	25,315	43,185	50,595	(163)	904,616	(872,975)	1,359,674
Operational Profit	(470,559)	(45,335)	(17,891)	(9,990)	(14,121)	(9,160)	-	-	-	(567,056)
Deferred income tax and social contribution	115,696	20,898	(90)	756	(538)	-	-	(6,118)	-	130,604
NET INCOME	733,690	42,638	35,492	16,081	28,526	41,435	(163)	898,498	(872,975)	923,222
EBITDA	1,216,337	37,368	72,110	34,130	126,984	63,125	(163)	890,197	(873,023)	1,567,065
¹ Wind Farms

59

subject to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 18, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.